As filed with the Securities and Exchange Commission on November 15, 2001
                                                            File No. 333-_______


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         POST-EFFECTIVE AMENDMENT NO. 1
                                    FORM S-6

              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

               Columbus Life Insurance Company Separate Account 1
                              (Exact Name of Trust)

                         Columbus Life Insurance Company
                               (Name of Depositor)

                             400 East Fourth Street
                             Cincinnati, Ohio 45202
          (Complete Address of Depositor's Principal Executive Offices)

                  Please send copies of all communications to:

        DONALD J. WUEBBLING, ESQ.                   ELISABETH DAHL, ESQ.
     Columbus Life Insurance Company                     M.S. 32
         400 East Fourth Street                       400 Broadway
         Cincinnati, Ohio 45202                    Cincinnati, Ohio 45202
 (Name and Address of Agent for Service)

It is proposed that this filing will become effective (check appropriate box):

 / / On May 1, 2001 pursuant to paragraph (b).

 / / 60 days after filing pursuant to paragraph (a)(1).

 /X/ On February 3, 2002 pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:

[] This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

                      An Indefinite Amount of Interests in
            Columbus Life Insurance Company Separate Account 1 Under
                  Survivorship Variable Universal Life Policies
                     (Title of Securities Being Registered)

                     RECONCILIATION AND TIE BETWEEN ITEMS IN
                         FORM N-8B-2 AND THE PROSPECTUS

                         COLUMBUS LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT 1


------------------------------------------------------------- -----------------------------------------------------------
FORM N-8B-2*                                                  CAPTION IN PROSPECTUS**
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------


         Item 1                                               Cover Page
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
         Item 2                                               Columbus Life Insurance Company
                                                              Separate Account 1
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
         Item 3                                               Not Applicable****
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
         Item 4                                               Distribution of the Policies
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
         Item 5                                               Columbus Life Insurance Company
                                                              Separate Account 1
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
         Item 6                                               Columbus Life Insurance Company
                                                              Separate Account 1
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
         Item 7                                               Not Required***
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
         Item 8                                               Not Required***
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
         Item 9                                               Not Applicable****
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
         Item 10                                              The Policy
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
                                                              Purchasing a Policy
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
                                                              Life Insurance Benefit
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
                                                              Cash Value
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
                                                              Transfers
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
                                                              Withdrawals
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
                                                              Loans
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
                                                              Payment of Policy Proceeds
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
                                                              Delay in Payment
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
                                                              Premium Payments
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
                                                              Term No-Lapse Guarantee
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
                                                              Grace Period
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
                                                              Separate Account 1
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
                                                              Columbus Life Insurance Company
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
                                                              The Investment Options
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
                                                              Allocation of Net Premiums
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
                                                              Tax Matters
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
         Item 11                                              The Investment Options
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
         Item 12                                              The Investment Options
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
         Item 13                                              Policy Charges
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
                                                              Premium Charges
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
                                                              Monthly Policy Charges
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
                                                              Surrender Charge
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
                                                              Transaction Charges
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
                                                              Fund Expenses
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
                                                              Rider Benefits
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
                                                              Distribution of the Policies
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
         Item 14                                              Purchasing a Policy
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
                                                              Rider Benefits
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
         Item 15                                              Purchasing a Policy
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
                                                              Premium Payments
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
                                                              Allocation of Net Premiums
------------------------------------------------------------- -----------------------------------------------------------


2

------------------------------------------------------------- -----------------------------------------------------------
FORM N-8B-2*                                                  CAPTION IN PROSPECTUS**
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------

------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
         Item 16                                              Separate Account 1
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
         Item 17                                              Transfers
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
                                                              Withdrawals
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
                                                              Loans
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
         Item 18                                              Valuation of Your Investment
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
         Item 19                                              Confirmations and Statements
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
         Item 20                                              Not Applicable****
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
         Item 21                                              Loans
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
         Item 22                                              Not Applicable****
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
         Item 23                                              Columbus Life Insurance Company
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
         Item 24                                              Not Applicable****
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
         Item 25                                              Columbus Life Insurance Company
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
         Item 26                                              The Investment Options
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
                                                              Fund Expenses
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
         Item 27                                              Columbus Life Insurance Company
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
         Item 28                                              Columbus Life Insurance Company
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
         Item 29                                              Columbus Life Insurance Company
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
         Item 30                                              Not Applicable****
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
         Item 31                                              Not Applicable****
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
         Item 32                                              Not Applicable****
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
         Item 33                                              Not Applicable****
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
         Item 34                                              Not Applicable****
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
         Item 35                                              Purchasing a Policy
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
                                                              Distribution of the Policies
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
         Item 36                                              Not Required***
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
         Item 37                                              Not Applicable****
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
         Item 38                                              Distribution of the Policies
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
         Item 39                                              Distribution of the Policies
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
         Item 40                                              The Investment Options
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
                                                              Fund Expenses
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
         Item 41                                              Distribution of the Policies
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
         Item 42                                              Not Applicable****
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
         Item 43                                              Not Applicable****
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
         Item 44                                              Policy Charges
                                                              Premium Charges
                                                              Monthly Policy Charges
                                                              Surrender Charge
                                                              Transaction Charges
                                                              Fund Expenses
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
                                                              Valuation of Your Investment
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
                                                              Premium Payments
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
         Item 45                                              Not Applicable****
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
         Item 46                                              Payment of Policy Proceeds
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
                                                              Policy Charges
                                                              Premium Charges
                                                              Monthly Policy Charges
                                                              Surrender Charge
                                                              Transaction Charges
                                                              Fund Expenses
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
                                                              Valuation of Your Investment
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
         Item 47                                              The Investment Options
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
         Item 48                                              Not Applicable****
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
         Item 49                                              Not Applicable****
------------------------------------------------------------- -----------------------------------------------------------


3


------------------------------------------------------------- -----------------------------------------------------------
FORM N-8B-2*                                                  CAPTION IN PROSPECTUS**
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------


         Item 50                                              Columbus Life Insurance Company
                                                              Separate Account 1
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
         Item 51                                              The Policy
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
                                                              Life Insurance Benefit
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
                                                              Rider Benefits
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
                                                              Payment of Policy Proceeds
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
                                                              Premium Payments
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
         Item 52                                              The Investment Options
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
         Item 53                                              Tax Status of Policy
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
                                                              Tax Matters
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
         Item 54                                              Not Applicable****
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
         Item 55                                              Not Applicable****
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
         Item 56                                              Not Required***
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
         Item 57                                              Not Required***
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
         Item 58                                              Not Required***
------------------------------------------------------------- -----------------------------------------------------------
------------------------------------------------------------- -----------------------------------------------------------
         Item 59                                              Not Required***
------------------------------------------------------------- -----------------------------------------------------------


* Registrant includes this Reconciliation and Tie Statement in its Registration Statement in compliance with Instruction 4 as to the Prospectus as set out in Form S-6. Registrant, previously filed a Notification of Registration as an investment company on Form N-8A and a Form N-8B-2 Registration Statement under the Investment Company Act of 1940 on May 14, 1999. Pursuant to Sections 8 and 30(b)(1) of the Investment Company Act of 1940, Rule 30a-1 under that Act, and Forms N-8B-2 and N-SAR under that Act, Registrant will keep its Form N-8B-2 Registration Statement current through the filing of periodic reports required by the Securities and Exchange Commission. In addition, this Registration Statement on Form S-6 and any amendments thereto are deemed to update and amend Registrant's Form N-8B-2 to the extent necessary that the N-8B-2 is not inconsistent herewith.

** Caption in Prospectus, to the extent relevant to this Form. Certain items are not relevant pursuant to the administrative practice of the Commission and its staff of adapting the disclosure requirements of the Commission's registration statement forms in recognition of the differences between variable life insurance policies and other periodic payment plan certificates issued by investment companies and between separate accounts organized as management companies and unit investment trusts.

*** Not required pursuant to Instruction 1(a) as to the Prospectus as set out in Form S-6.

**** Omitted from the Prospectus pursuant to Instruction 3 as to the Prospectus as set out in Form S-6.

                      SURVIVORSHIP VARIABLE UNIVERSAL LIFE


COLUMBUS LIFE INSURANCE COMPANY                                       PROSPECTUS
SEPARATE ACCOUNT 1                                               _________, 2001

This prospectus describes the Survivorship Variable Universal Life Insurance Policy (Policy) and the investment options available to Policy Owners. It contains information you should know before purchasing a Policy and selecting investment options. Please read this prospectus carefully and keep it for future reference.

The Policy is issued by Columbus Life Insurance Company (Columbus Life).

You tell us how to invest your Net Premiums among the investment options. Your investment options include 34 Sub-Accounts of Separate Account 1 that invest in the following Funds:

Deutsche VIT EAFE(R) Equity Index Fund
Deutsche VIT Equity 500 Index Fund
Deutsche VIT Small Cap Index Fund

Fidelity(R) VIP Equity-Income Portfolio - Service Class 2 Fidelity(R) VIP Contrafund(R) Portfolio - Service Class 2 Fidelity(R) VIP Growth & Income Portfolio - Service Class 2 Fidelity(R) VIP Growth Portfolio - Service Class 2 Fidelity(R) VIP Asset Manager(SM) Portfolio - Service Class 2 Fidelity(R) VIP Balanced Portfolio - Service Class 2 Fidelity(R) VIP Mid Cap Portfolio - Service Class 2 Fidelity(R) VIP Money Market Portfolio - Initial Class

Janus Aspen Aggressive Growth Portfolio - Service Shares
Janus Aspen Capital Appreciation Portfolio - Service Shares
Janus Aspen Worldwide Growth Portfolio - Service Shares

Legends Harris Bretall Equity Growth Portfolio
Legends Third Avenue Value Portfolio
Legends Gabelli Large Cap Value Portfolio
Legends Baron Small Cap Portfolio

MFS(R) Capital Opportunities Series - Service Class
MFS(R) Emerging Growth Series - Service Class
MFS(R) Mid Cap Growth Series - Service Class
MFS(R) New Discovery Series - Service Class

Oppenheimer Aggressive Growth Fund/VA - Service Class
Oppenheimer Strategic Bond Fund/VA - Service Class
Oppenheimer International Growth Fund/VA - Service Class

Touchstone Emerging Growth Fund
Touchstone Small Cap Value Fund
Touchstone Growth/Value Fund
Touchstone Equity Fund
Touchstone Enhanced 30 Fund
Touchstone Value Plus Fund
Touchstone High Yield Fund
Touchstone Bond Fund
Touchstone Standby Income Fund



The Fixed Account is an additional investment option. It is a fixed-rate option backed by the general assets of Columbus Life.


     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Policies or determined if the prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

       This Policy is not a deposit or obligation of any bank. No bank has guaranteed or endorsed the Policy. The Policy is not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, the
         National Credit Union Share Insurance Fund or any other agency.

    Investments in variable life insurance policies involve investment risk, including possible loss of principal.

                            GUIDE TO THIS PROSPECTUS

PART I of this prospectus describes the life insurance Policy, including the fees and charges applicable to the Policy and to the investment options. A GLOSSARY of terms used in this prospectus is included as SUPPLEMENT E to Part I. When reading the description of the Policy, please note that Policy provisions may vary slightly from state to state according to state law.

PART II includes additional information about the investment options, Columbus Life, Separate Account 1, and the Policy. This section includes the financial statements for Columbus Life and Separate Account 1.




           The prospectuses for the underlying Funds contain important information about the investment options under the Policy. You should read the prospectus for a Fund carefully before you invest in the corresponding Sub-Account.


           The Securities and Exchange Commission maintains a web site (http://www.sec.gov) that contains certain other material that is legally part of the registration statement for Columbus Life Insurance Company
       Separate Account 1 (Separate Account 1) and other information about Separate Account 1. You can also view these documents at the Public
   Reference Room of the Securities and Exchange Commission or obtain copies, for a fee, by writing to the Public Reference Room of the Securities and Exchange Commission, 450 Fifth Street N.W., Washington, D.C. 20549, or by
        e-mailing a request to: publicinfo@sec.gov. You can also call the Securities and Exchange Commission at 800.SEC.0330. The Registration Number
                        for the Policies is 333-_______.

                                TABLE OF CONTENTS



PART I............................................................................................................4
   The Policy.....................................................................................................4
   Purchasing a Policy............................................................................................4
   Underwriting Standards and The Policy..........................................................................4
   Cancelling the Policy..........................................................................................5
   Life Insurance Benefit.........................................................................................5
   Cash Value.....................................................................................................6
   Changes to Coverage............................................................................................6
   Premium Payments...............................................................................................6
   Term No-Lapse Guarantee........................................................................................7
   Grace Period...................................................................................................7
   Policy Charges - Summary.......................................................................................7
   Premium Charges................................................................................................8
   Monthly Policy Charges.........................................................................................8
   Surrender Charge..............................................................................................10
   Transaction Charges...........................................................................................10
   Fund Expenses.................................................................................................11
   Allocation Of Net Premiums....................................................................................12
   Transfers.....................................................................................................12
   Withdrawals...................................................................................................14
   Loans.........................................................................................................14
   Payment of Policy Proceeds....................................................................................15
   Delay in Payment..............................................................................................15
   Rider Benefits................................................................................................16
   Tax Status of Policy..........................................................................................17
   How to Contact the Company and Telephone Security Procedures..................................................17
   Confirmations and Statements..................................................................................17
   Policy Changes; Contestability................................................................................17
   Conversion, Policy Split Option...............................................................................18
   Assignment of Policy..........................................................................................18
   Supplement A--Table Of Death Benefit Factors And Example Of Death Benefit Calculation.........................19
   Supplement B--Policy Illustrations............................................................................20
   Supplement C--Table Of Cost Of Insurance Charge Rates.........................................................22
   Supplement D--Table Of Surrender Charge Amounts...............................................................23
   Supplement E--Glossary........................................................................................24

PART II..........................................................................................................26
   The Investment Options........................................................................................26
   Valuation Of Your Investment..................................................................................31
   Columbus Life Insurance Company...............................................................................32
   Separate Account 1............................................................................................34
   Distribution of the Policies..................................................................................35
   Tax Matters...................................................................................................35
   Legal Matters.................................................................................................38
   Experts.......................................................................................................39
   Financial Statements..........................................................................................39

                                     PART I

THE POLICY

The Policy is a flexible premium, survivorship variable universal life insurance policy. It is nonparticipating, which means it does not pay dividends. The Policy is a contract between you (the Owner) and Columbus Life. It provides life insurance coverage on the lives of two insured persons (the Insureds). The Death Benefit is payable on the second death to the person or persons you designate (the Beneficiary(ies)). This prospectus describes the Policy but it is not part of the contract.

The Policy may not be available in all states. In addition, Policy provisions may vary slightly from state to state according to state law. Please read the Policy carefully when you receive it.

PURCHASING A POLICY

You can apply for a Policy by contacting your insurance agent/financial representative. We will not issue a Policy that insures a person who does not meet our underwriting standards. We will also not issue a Policy that insures a person who will be over 90 years of age on the date we approve the application, and one Insured must be under 85 years of age on the date we approve the application. No Insured may be under 20 years of age on the date we approve the application. If we approve your application, the insurance coverage provided by your Policy will be effective when you have received the Policy, signed any applicable amendments to the application, and paid the required minimum initial premium while both Insureds are alive and in the same health as indicated in the application.

If we do not approve your application, we will notify you and return any premium you have paid.

You may be eligible for temporary insurance coverage between the date of your application and the effective date of your Policy if you pay the required minimum initial premium with the application and meet certain underwriting standards. The amount of temporary insurance coverage is subject to a maximum of $500,000. Such coverage will remain in effect for a maximum of 90 days and is subject to other restrictions. The temporary insurance agreement is included in the application form.

UNDERWRITING STANDARDS AND THE POLICY

When we review an application for a Policy, we examine certain information bearing on the insurance risk we would undertake in order to provide the requested coverage on the proposed Insureds lives. Factors bearing on insurance risk include the proposed Insureds' occupations; avocations; medical histories including family medical histories; current health status including height, weight, blood pressure and chronic illness; and other factors such as tobacco usage and driving record. After we evaluate this information, we place each Insured in a RISK CLASS. The risk classes we currently use are preferred tobacco non-user; preferred tobacco user; standard tobacco non-user; standard tobacco user; and various "substandard" classes involving higher risk. Policy charges that pay for the costs of insurance coverage vary by Policy depending on the combined risk classes of the Insureds, as well as on their ages and genders.

CANCELLING THE POLICY

You may cancel the Policy within 10 days after you receive it. The period may be longer in some states. If you cancel your Policy during this FREE LOOK period, we will refund to you all premiums allocated to the Fixed Account, all charges we deducted from your Policy, and the current value of premiums you allocated to the Variable Account calculated on the day we receive your notice of cancellation.

To cancel your Policy, you must return it either to us at the Columbus Life Variable Service Center, P.O. Box 2850, Cincinnati, Ohio 45201-2850, or to one of our agents, within the free look period.

After the free look period ends, you can surrender the Policy for its Net Cash Surrender Value by notifying us in writing, but you cannot cancel the Policy without incurring any charges.

LIFE INSURANCE BENEFIT

The minimum Death Benefit under any Policy is the greater of:

     1)   Specified Amount; or
     2) the Account Value as of the date of the second death multiplied by a factor that varies depending on the age the younger Insured is or would have been as of the date of the second death.

The Death Benefit payable under your Policy depends on the Death Benefit Option you select. Option 1 is the same as the minimum Death Benefit described above. Option 2 is the greater of:

     1)   Specified Amount plus the Account Value; or
     2) the Account Value as of the date of the second death multiplied by a factor that varies depending on the age the younger Insured is or would have been as of the date of the second death.

Any Indebtedness outstanding as of the second Insured's date of death will be deducted from the Death Benefit amounts described above.

The Specified Amount is a fixed amount you select, subject to a minimum of $250,000. (This is the Minimum Issue Limit.) The Account Value will fluctuate with the investment performance of the investment options you select.

The Option 1 or Option 2 Death Benefit is payable only until the date the younger Insured is or would have been age 100. After that date, the Policy is continued under the EXTENDED COVERAGE BENEFIT. The Policy is converted into a fixed policy and the Death Benefit is equal to the Net Cash Surrender Value of the Policy. There are no Monthly Policy Charges during the extended coverage period but we also do not accept further premium payments, make loans or allow Policy changes.

SUPPLEMENT A includes the table of death benefit factors and an example of how Option 1 and Option 2 Death Benefits would be calculated.

The amount of the Death Benefit could be higher if you choose Option 2, depending on the investment returns to your Account Value. Your monthly cost of insurance charges will be higher if you choose Option 2 because we assume more risk in agreeing to pay you a potentially greater amount of money.

If death of either Insured occurs within two years of the effective date of coverage as a result of suicide, we will pay only a limited benefit equal to the premium payments paid less any withdrawals (including withdrawal fees). If the first Insured died by suicide, the surviving Insured will have the option of using the limited benefit as a premium on a single life policy.

CASH VALUE

The Policy's Account Value is a cash value that you may withdraw, or borrow against, subject to certain limits and to the charges described in this prospectus.

The Account Value varies with the investment experience of the Sub-Accounts. There is no guaranteed minimum Account Value. The amount you can withdraw is the Account Value less any outstanding Indebtedness and less any Surrender Charge that would apply on a full surrender or termination of your Policy. This amount is called the "Net Cash Surrender Value." You may not be able to access the Net Cash Surrender Value without terminating your Policy if your Specified Amount is at or close to the Minimum Issue Limit of $250,000. (See, WITHDRAWALS.)

CHANGES TO COVERAGE

You can request a decrease in your Specified Amount at any time after the first Policy Anniversary. You cannot decrease your Specified Amount below $250,000. The minimum amount of any decrease is $25,000.

After you have owned your Policy for one year, you may change the death benefit option. If you change from Option 1 to Option 2, We will reduce the Specified Amount by the amount, if any, needed to keep the Death Benefit the same both before and after the change. We will not allow this change if it causes the new Specified Amount to fall below $250,000.

If you change from Option 2 to Option 1, We will increase the Specified Amount by the amount, if any, needed to keep the Death Benefit the same both before and after the change.

We must approve any change in your Death Benefit option. Changes in your Death Benefit option will be effective on the first Monthly Anniversary Day after we approve your request.

PREMIUM PAYMENTS

Your initial premium payment must equal at least the minimum monthly premium for the term no-lapse guarantee.

Thereafter, the minimum single premium payment is $50. If you make premium payments through regular pre-authorized bank account deductions, we will accept amounts less than $50.

There is no maximum premium payment except that we reserve the right to reject any premium payment if, in our opinion, accepting the payment would mean the Policy would not qualify as life insurance under federal tax laws.

You can vary the amount and frequency of your premium payments. However, if you do not pay sufficient premium to cover the Monthly Policy Charges or to meet the no-lapse guarantee premium test, your Policy will lapse, and you will not receive any money from us. The amount you need to pay to keep the Policy in force will vary depending upon the performance of the Sub-Accounts (your Account Value) and the amount of charges you need to pay each month for the insurance coverage provided.

Your insurance agent/financial representative will provide you with an illustration showing the hypothetical effect of making PLANNED PREMIUM payments at various hypothetical levels of Sub-Account performance. Generally, you would continue to make planned premium payments until the younger Insured reaches (or would have reached) 100 years of age or until the second Insured dies, if earlier. It is more likely that your Policy will stay in force if you continue to make the planned premium payments, but paying planned premiums does not guarantee that your Policy will not lapse. The amount you may need to pay to keep the Policy in force may be higher than the planned premium.

Your initial premium payment may be given to your insurance agent/financial representative. You should send your subsequent premium payments to the Columbus Life Variable Service Center, P.O. Box 2850, Cincinnati, Ohio 45201-2850. In some circumstances we will accept premium payments remitted for you by an employer or an employer plan, provided we will in no event be deemed to have received a payment before we actually receive it in our office.

TERM NO-LAPSE GUARANTEE

If you pay the minimum monthly premium for the term no-lapse guarantee on time, your Policy is guaranteed not to lapse until the earlier of 1) the Policy Anniversary prior to the date the younger Insured is (or would have been) age 90 or 2) the 20th Policy Anniversary. If you do not pay the minimum premiums on time, the amount needed to prevent the Policy from lapsing will be the minimum monthly premium that should have been paid with interest accrued at 3%. We will deduct withdrawals and Indebtedness from your premium payments to determine if you have met the minimum premium test or not.

Payment of the minimum monthly premium for the term no-lapse guarantee does not guarantee that your Policy will have a positive Net Cash Surrender Value after the term ends. You may need to make significant additional premium payments in order to keep your Policy in force after the term no-lapse guarantee ends.

The minimum monthly premium for the term no-lapse guarantee depends on the Insureds' risk classes, ages and genders, and the amount of insurance coverage. We determine this minimum premium on the issue date, and redetermine it when add or remove optional rider coverage, decrease your Specified Amount, or make a withdrawal that results in a decrease in Specified Amount. If we increase or decrease the minimum premium, the new minimum premium applies from the redetermination date forward. The minimum premium will be shown in your Policy.

GRACE PERIOD

If your Net Cash Surrender Value on a Monthly Anniversary Day is not sufficient to pay the Monthly Policy Charges for the current month, and your Policy does not meet the minimum premium test under the no-lapse guarantee (during the no-lapse guarantee period) your Policy will enter a GRACE PERIOD. A grace period is a 61-day period that starts on the day after we mail you a notice. We will mail grace period notices to you at your address as shown on our records. We also mail these notices to anyone holding your Policy as collateral as shown on our records at the collateral holder's address as shown on our records. The notice will tell you the amount of premium you need to pay to keep the Policy in force. The amount will be the lesser of 1) the amount needed under the no-lapse guarantee to keep the Policy in force through the end of the grace period; or 2) the premium needed to pay the Monthly Policy Charges due through the end of the grace period. If you have outstanding Indebtedness, you will also have the option of making loan repayment sufficient to keep the Policy in force.

If you do not pay the needed premium or loan repayment, your Policy will LAPSE, or terminate, at the end of the 61-day grace period. If you pay the needed premium or loan repayment, your Policy will continue in force. If the last surviving Insured dies during the grace period, we will deduct the monthly charges due from the Death Benefit.

You may apply to REINSTATE the Policy within five years after the date it lapses. In order to reinstate, we must approve your application for reinstatement, you must pay any past charges due, and you must repay any Indebtedness.

POLICY CHARGES - SUMMARY

We assess charges to support the operation of your Policy and Separate Account
1. These charges are Premium Charges (premium expense charge and state tax charge) and Monthly Policy Charges (cost of insurance charge, rider cost of insurance charges, per policy charge, per $1,000 charge, and mortality and expense risk charge). In addition, we assess Transaction Fees for processing withdrawals and certain transfers among the Sub-Accounts. We also assess a Surrender Charge if you surrender your Policy within the first 12 years of the Policy. Some charges are deducted from your premium payments and others reduce your Account Value.

In addition, the Funds underlying the Sub-Accounts pay management fees and expenses, and in some cases distribution fees, which are reflected in the daily net asset values of the Funds and in the Sub-Account Accumulation Unit Values.

SUPPLEMENT B includes two hypothetical ILLUSTRATIONS showing the effect of Premium Charges and Monthly Policy Charges on sample Policy Account Values and Net Cash Surrender Values. The first sample Policy insures a 35 year-old male and a 35 year-old female, both in a preferred tobacco non-user risk class (the risk class with the lowest rate structure). The second sample Policy insures a 55 year-old male and a 55 year-old female, both in a preferred tobacco non-user risk class. Each Policy has a Specified Amount of $250,000. No rider benefits are included.

As part of the Policy application process, your insurance agent/financial representative will provide you with a personalized illustration. In addition, you may request that we send you one free illustration of Policy benefits and values each Policy Year. We may charge a reasonable fee not to exceed $25 to provide illustrations after the first in each Policy Year.

PREMIUM CHARGES

Premium Expense Charge

The premium expense charge partially covers our distribution expenses and federal taxes associated with the Policy. We deduct the premium expense charge from each premium payment that we receive from you before we allocate the Net Premium to your investment options. The amount of the premium expense charge is determined by multiplying the applicable premium expense charge rate(s) by the premium (or proportionate part thereof).

---------------------------------------------------------    ------------------------------------------------------

          CURRENT PREMIUM EXPENSE CHARGE RATES                       MAXIMUM PREMIUM EXPENSE CHARGE RATES
---------------------------------------------------------    ------------------------------------------------------
    POLICY          FOR PREMIUM          FOR PREMIUM           POLICY         FOR PREMIUM          FOR PREMIUM
                                        RECEIVED IN A                                             RECEIVED IN A
                   RECEIVED IN A       POLICY YEAR IN                        RECEIVED IN A       POLICY YEAR IN
                 POLICY YEAR UP TO        EXCESS OF                        POLICY YEAR UP TO        EXCESS OF
     YEAR         TARGET PREMIUM       TARGET PREMIUM           YEAR        TARGET PREMIUM       TARGET PREMIUM

     1-12              6.50%                3.25%               1-12              7.50%                4.25%
     13+               2.50%                1.75%                13+              3.50%                2.75%
--------------- -------------------- --------------------    ------------ -------------------- --------------------

At our option, we may charge rates different than the current rates shown above. However, the premium expense charge rates are guaranteed to be no more than the maximum rates shown above.

The Target Premium depends on the age, sex and risk class of each Insured on the Policy Date. Certain riders may also have a Target Premium associated with them, which will be included in the total Target Premium for the Policy. If you add or remove rider coverage, Target Premium will increase or decrease if the rider has a Target Premium associated with it. If you decrease the Specified Amount, the Target Premium will decrease in proportion to the decrease in coverage. The Target Premium will be shown on your Policy Schedule.

State Tax Charge

The state tax charge covers state taxes on insurance premiums, which are estimated to range from 1.62% to 3.50%. We will deduct the state tax charge from each premium payment that we receive from you before we allocate the Net Premiums to your investment options. The amount of the state tax charge is determined by multiplying the state tax charge rate for your state times the premium.

MONTHLY POLICY CHARGES

Cost of Insurance Charge

The cost of insurance charge compensates us for the insurance risk we assume under the base Policy. We deduct the cost of insurance charge from the Account Value on each Monthly Anniversary Day. The amount of the cost of insurance charge is determined by multiplying the current cost of insurance charge rate times the Net Amount At Risk for the Policy on the Monthly Anniversary Day.

The maximum guaranteed cost of insurance charge rates depend on the age, sex and risk class of each Insured as of the Policy Date. The maximum rate is different for each Policy Year. These maximum rates are shown in your Policy. We may change these maximum rates if your Policy terminates and is later reinstated. We may charge current cost of insurance rates that are less than the maximum rates shown in your Policy.

The table in SUPPLEMENT C shows the maximum monthly cost of insurance charge rates for a sample Policy if the Insureds (one male, one female) are both in either a standard or preferred risk class, and are both age 35 at the time the Policy is issued. The maximum monthly cost of insurance charge rates under a Policy may be higher than the rates shown in SUPPLEMENT C.

Rider Cost of Insurance Charges

For any optional rider you add to your Policy, there will be a cost of insurance charge. The rider cost of insurance charge will be determined on each Monthly Anniversary Day that the charge is applicable, and deducted from the Account Value. The rider cost of insurance charge rates will be shown in your Policy.

Per $1,000 Charge

The per $1,000 charge partially compensates us for issuing and distributing the Policy. We deduct the per $1,000 charge from the Account Value on each Monthly Anniversary Day. The amount of the per $1,000 charge is determined by multiplying the per $1,000 charge rate times the Specified Amount. If the Specified Amount is increased or decreased we will continue to calculate the per $1,000 charge as if the increase or decrease had not occurred.

The per $1,000 charge rate depends on the age, sex and risk class of each Insured as of the Policy Date. The maximum monthly per $1,000 charge rate we may charge is ____ per $1,000 of Specified Amount. The per $1,000 charge rate for your Policy will be shown in your Policy.

Per Policy Charge

The per policy charge partially compensates us for administering the Policy. The maximum per policy charge is $9.00. The current per policy charge is $7.50. The per policy charge is the same for all Policies. At our option, we may change the current per policy charge but we will not charge more than the maximum per policy charge.

Mortality and Expense Risk Charge

The mortality and expense risk charge partially compensates us for assuming the mortality risk and the expense risk associated with the Policy. We assume a mortality risk that the Insureds will not live as long as we expect and therefore the amount of the Death Benefit we pay under the Policy will be greater than we expect. We take an expense risk that the costs of issuing and administering the Policy will be greater than we expect. We deduct a mortality and expense risk charge from the Account Value on each Monthly Anniversary Day. The amount of the mortality and expense risk charge is determined by multiplying the current applicable mortality and expense risk charge rate from the table below (expressed as a monthly rate) times the Variable Account Value on the Monthly Anniversary Day.


----------------------------------------------------------------------------------------------------------
POLICY YEAR    VARIABLE ACCOUNT VALUE BAND     CURRENT ANNUAL MORTALITY     MAXIMUM ANNUAL MORTALITY AND
                                             AND EXPENSE RISK CHARGE RATE     EXPENSE RISK CHARGE RATE
-----------    ---------------------------   ----------------------------   ------------------------------
   1 - 12              All Amounts                       0.70%                         0.90%

    13 +               0 - $25,000                       0.70%                         0.90%
                    $25,001 - $50,000                    0.45%                         0.65%
                   $50,001 - $250,000                    0.20%                         0.40%
                       $250,001 +                        0.10%                         0.30%
----------------------------------------------------------------------------------------------------------

At our option, we may charge rates different than the current rates shown above. However, the mortality and expense risk charge rates are guaranteed to be no more than the maximum rates shown above.

SURRENDER CHARGE

The Surrender Charge partially compensates us for issuing and distributing the Policy. During the first 12 Policy Years, a Surrender Charge will be deducted from your Account Value if your Policy is surrendered in full or terminates when a grace period ends without sufficient premium or loan repayment being paid to keep the Policy in force. Surrender Charges vary depending on ages and risk classes of the Insureds when the Policy is issued. Surrender Charge amounts are determined when we issue the Policy and do not change even if there are Policy changes.

The maximum initial surrender charge is 150% of Target Premium. (For older issue ages, the initial surrender charge would be less than 150% of Target Premium.) The Surrender Charge remains at the initial level during the first five Policy Years. During Policy Years six through ten, the Surrender Charge reduces uniformly each month, reaching 1/3 of its initial value by the end of the tenth Policy Year. During Policy Years 11 and 12, it decreases at an accelerated rate and disappears by the end of year 12.

Your Policy will show the Surrender Charge amounts, in dollars, that we would charge if you surrendered your Policy in any month during the first 12 Policy Years. SUPPLEMENT D shows Surrender Charge amounts for a sample Policy if both Insureds (one male, one female) are in either a standard or preferred risk class and are age 35 on the Policy Date.

TRANSACTION CHARGES

Transfer Charge

We do not charge you for the first 12 transfers among Sub-Accounts or from the Sub-Accounts to the Fixed Account in a Policy Year. If you make more than 12 transfers among Sub-Accounts or from the Sub-Accounts to the Fixed Account in a Policy Year, we will charge you $10 per transfer for each additional transfer. We deduct the $10 transfer charge from your Account Value.

Withdrawal Fee

We do not charge you for the first withdrawal in a Policy Year. If you make more than one withdrawal in a Policy Year, we will charge you $50 per withdrawal for each withdrawal. We deduct the $50 withdrawal fee from your Account Value.

FUND EXPENSES

Fund expenses shown are actual expenses incurred, before and after expense reimbursements, for the 12-month period ended December 31, 2000, or in the case of The Legends Fund, Inc., for the period ended June 30, 2000, except in the case of the following Funds that commenced operations after January 1, 2000: All of the MFS Funds, which commenced operations on May 1, 2000; the Oppenheimer Aggressive Growth Fund/VA-Service Class which commenced operations on October 16, 2000; the Oppenheimer Strategic Bond Fund/VA-Service Class and Oppenheimer International Growth Fund/VA-Service Class which commenced operations on March 19, 2001; and the Touchstone Growth/Value and Equity Funds, which commenced operations on May 1, 2001. Fund expenses shown for these Funds are estimated as discussed in the Fund prospectuses provided to you with this prospectus.

                                                                 AFTER EXPENSE REIMBURSEMENT(2)               BEFORE EXPENSE
                                                                                                             REIMBURSEMENT(2)
                                                           ADVISOR         OTHER       12B-1      TOTAL
                                                             FEES        EXPENSES     FEES(1)    EXPENSES     TOTAL EXPENSES
                                                             ----        --------     -------    --------     --------------
Deutsche VIT EAFE(R)Equity Index Fund                        0.45%         0.20%      ----         0.65%          0.92%
Deutsche VIT Equity 500 Index Fund                           0.20%         0.10%      ----         0.30%          0.34%
Deutsche VIT Small Cap Index Fund                            0.35%         0.10%      ----         0.45%          0.69%
Fidelity(R)VIP Equity-Income Portfolio - Service Class 2     0.48%         0.10%       0.25%       0.83%          0.83%
Fidelity(R)VIP Contrafund(R)Portfolio - Service Class 2      0.57%         0.10%       0.25%       0.92%          0.92%
Fidelity(R)VIP Growth & Income Portfolio - Service           0.48%         0.12%       0.25%       0.85%          0.85%
Class 2
Fidelity(R)VIP Growth Portfolio - Service Class 2            0.57%         0.09%       0.25%       0.91%          0.91%
Fidelity(R)VIP Asset ManagerSM Portfolio - Service           0.53%         0.10%       0.25%       0.88%          0.88%
Class 2
Fidelity(R)VIP Balanced Portfolio - Service Class 2          0.43%         0.17%       0.25%       0.85%          0.85%
Fidelity(R)VIP Mid Cap Portfolio - Service Class 2           0.57%         0.17%       0.25%       0.99%          0.99%
Fidelity(R)VIP Money Market Portfolio - Initial Class        0.27%         0.08%      ----         0.35%          0.35%
Janus Aspen Aggressive Growth Portfolio - Service            0.65%         0.02%       0.25%       0.92%          0.92%
   Shares
Janus Aspen Capital Appreciation Portfolio - Service         0.65%         0.02%       0.25%       0.92%          0.92%
   Shares
Janus Aspen Worldwide Growth Portfolio - Service Shares      0.65%         0.05%       0.25%       0.95%          0.95%
Legends Harris Bretall Equity Growth Portfolio               0.65%         0.36%      ----         1.01%          1.01%
Legends Third Avenue Value Portfolio                         0.65%         0.43%      ----         1.08%          1.08%
Legends Gabelli Large Cap Value Portfolio                    0.90%         0.50%      ----         1.40%          1.41%
Legends Baron Small Cap Portfolio                            1.05%         0.50%      ----         1.55%          2.25%
MFS(R)Capital Opportunities Series - Service Class           0.75%         0.16%       0.20%       1.11%          1.11%
MFS(R)Emerging Growth Series - Service Class                 0.75%         0.10%       0.20%       1.05%          1.05%
MFS(R)Mid Cap Growth Series - Service Class                  0.75%         0.16%       0.20%       1.11%          2.41%
MFS(R)New Discovery Series - Service Class                   0.90%         0.16%       0.20%       1.26%          1.29%
Oppenheimer Aggressive Growth Fund/VA - Service Class        0.62%         0.02%       0.15%       0.79%          0.79%
Oppenheimer Strategic Bond Fund/VA - Service Class           0.74%         0.05%       0.15%       0.94%          0.94%
Oppenheimer International Growth Fund/VA - Service           1.00%         0.17%       0.15%       1.32%          1.32%
Class
Touchstone Emerging Growth Fund                              0.80%         0.32%      ----         1.12%          1.32%
Touchstone Small Cap Value Fund                              0.80%         0.20%      ----         1.00%          1.85%
Touchstone Growth/Value Fund                                 1.00%         0.10%      ----         1.10%          1.66%
Touchstone Equity Fund                                       0.75%         0.20%      ----         0.95%          1.31%
Touchstone Enhanced 30 Fund                                  0.65%         0.10%      ----         0.75%          1.67%
Touchstone Value Plus Fund                                   0.75%         0.40%      ----         1.15%          2.16%
Touchstone High Yield Fund                                   0.60%         0.20%      ----         0.80%          1.50%
Touchstone Bond Fund                                         0.55%         0.20%      ----         0.75%          1.09%
Touchstone Standby Income Fund                               0.25%         0.25%      ----         0.50%          0.87%

(1) Certain of the Funds have entered into distribution and service plan agreements in accordance with Rule 12b-1 under the Investment Company Act of 1940, pursuant to which the Funds may pay their distributors a fee as a percentage of average daily net assets of the Funds. These plans are described in greater detail in the Fund prospectuses provided with this prospectus. The amount of 12b-1 fees may change from time to time in accordance with the plans.

(2) The Funds or their Advisors may have entered into fee waiver and/or expense reimbursement arrangements that limit the total expenses a Fund pays. The Fund prospectuses provided with this prospectus describe these arrangements in greater detail. Such arrangements may change from year to year. Without fee waiver or expense reimbursement limits, the Funds would have incurred the expenses set forth in the "Before Expense Reimbursement" column.

ALLOCATION OF NET PREMIUMS

You have 35 investment options for your Net Premiums. You may allocate your Net Premiums among the 34 available Sub-Accounts of Separate Account 1 and the Fixed Account. Each Sub-Account invests exclusively in one of the Funds listed on the first page of this prospectus and described in PART II of this prospectus. You bear the entire risk of gain or loss on amounts you invest in the Sub-Accounts. The Sub-Accounts provide an opportunity for a higher rate of return than the Fixed Account but also expose you to a higher risk of loss. The Fixed Account provides a guaranteed minimum rate of return. Net Premiums allocated to or transfers to the Fixed Account become part of Columbus Life's general account.

You allocate your Net Premiums by specifying on your application the percentage of your Net Premiums you would like to allocate to each investment option. You may change your allocation instructions at any time by notifying us either by telephone or in writing. When we receive a premium payment from you, we allocate the Net Premiums based on the most recent allocation instructions we have received from you.

When you allocate Net Premiums or transfer amounts to a Sub-Account, your Account Value is credited with Accumulation Units. Other transactions, such as withdrawals and payments of Monthly Policy Charges, will decrease the number of Accumulation Units. The number of Accumulation Units added to or subtracted from your Account Value is calculated by dividing the dollar amount of the transaction by the Accumulation Unit Value for the Sub-Account at the close of trading on the Valuation Date when we process the transaction. We use the following guidelines to determine the Valuation Date when we process the transaction:

     o If we receive your premium payment or transfer instructions in good order on a Valuation Date before the close of regular trading on the New York Stock Exchange (typically 4:00 p.m. Eastern Time), we will process the transaction on that Valuation Date.
     o    If not, we will process the transaction on the next Valuation Date.
     o Your initial premium payment will be allocated to the investment options you select on the Valuation Date 1) your Policy is effective; and 2) we have received signed delivery requirements in Our office.

"Delivery requirements" are 1) a signed delivery receipt; 2) a signed illustration; and 3) signed amendments to the application, if needed. We will deposit your initial premium in the money market Sub-Account between the Policy Date and the date we allocate it as described above.

In addition, we reserve the right to deposit premium in the money market Sub-Account for the duration of the free look period.

TRANSFERS

After the initial premium has been allocated, or after your free look period, if later, you can transfer your Account Value among the Sub-Accounts or from the Sub-Accounts to the Fixed Account up to 12 times per Policy Year without charge. Each transfer must be at least $250 or the total value of the Sub-Account, if less than $250. We will charge you $10 for each additional transfer either among the Sub-Accounts or from the Sub-Accounts to the Fixed Account. You are also permitted to make 1 transfer from the Fixed Account per Policy Year without charge. The minimum transfer from the Fixed Account is $250. In the first 4 Policy Years, you cannot transfer more than 25% of your money from the Fixed Account in a Policy Year.

The above guidelines do not apply to dollar cost averaging transfers or automatic rebalancing transfers.

All transfers requested on the same day will be considered a single transfer for purposes of these guidelines and transfer charges.

Dollar Cost Averaging Program

Dollar cost averaging is a method of investing equal amounts of money at regular intervals. Dollar cost averaging allows you to purchase more when prices are low and less when prices are high. For dollar cost averaging to be effective, you should continue to invest during both market ups and downs. You should also consider your financial ability to maintain a consistent level of investment over time.

The Dollar Cost Averaging Program allows you to transfer amounts at regular intervals from a Sub-Account we designate for this purpose, or from the Fixed Account, to the other Sub-Accounts. You can make the following transfers:

     o    A specific dollar amount
     o A specific percentage of your money in the Sub-Account we designate for this purpose or the Fixed Account (or a pro rata portion until source of funds is depleted)
     o Earnings in the Sub-Account we designate for this purpose or the Fixed Account

You select the number, frequency and timing of your transfers in the Dollar Cost Averaging Program.

The following guidelines apply to dollar cost averaging transfers:

     o    Dollar cost averaging transfers must continue for at least 12 months;

     o    Each transfer must be at least $100; and

     o The allocation to each Sub-Account must be at least 1% of the transfer amount.

We currently do not charge a fee for this service. However, we may charge a fee in the future for transfers under the Dollar Cost Averaging Program.

Dollar cost averaging transfers will stop if we complete the number of transfers you requested, you ask us to stop after using the program for 12 months, you do not have enough money in your accounts to complete the transfer, or we discontinue the program, where permitted by law. If we discontinue the program, you will be allowed to complete the number of transfers you previously requested.

Automatic Rebalancing Program

Some Sub-Accounts may grow faster than other Sub-Accounts or the Fixed Account, shifting the asset allocation among Sub-Accounts and the Fixed Account from your preferred mix. Automatic rebalancing of assets among Sub-Accounts and the Fixed Account maintains your desired asset allocation by resetting the account balances to your desired allocations on a quarterly, semi-annual or annual basis. This discipline has the effect of transferring money from accounts that have earned more to those that have not performed as well, thus "buying lower, selling higher," and ensures that your overall allocation remains consistent with your personal investment strategy. No contract minimum is required to take advantage of this feature. Automatic rebalancing may not be available if a Dollar Cost Averaging Program is in place.

We currently do not charge a fee for this service. However, we may charge a fee in the future for your transfers in the Automatic Rebalancing Program.

Market Timing

Market timing transfers can disrupt an underlying Fund's ability to process transactions which may disadvantage other Policy Owners. To avoid this, we can modify the transfer rights of Policy Owners engaged in market timing activity that is deemed to be disruptive.

WITHDRAWALS

You can withdraw from your Policy part of your Cash Surrender Value, less any applicable withdrawal fees, and less any Indebtedness. Withdrawals and related fees will reduce your Account Value. If you selected Death Benefit Option 1, a withdrawal may also reduce your Specified Amount. (If a withdrawal would cause the difference between the Death Benefit and the Account Value to increase after the withdrawal, we will decrease the Specified Amount in an amount necessary to keep that difference the same.) A withdrawal may have tax consequences.

You may also surrender your Policy and withdraw all of your Net Cash Surrender Value. We assess a Surrender Charge if you surrender your Policy in full during the first 12 Policy Years. A full surrender will terminate your Policy. A full surrender of your Policy may have tax consequences.


     o    Each withdrawal must be at least $500.
     o No withdrawal may be made that would reduce your Net Cash Surrender Value below $250.
     o You can make one withdrawal in a Policy Year without paying a withdrawal fee. You will be charged a fee of $50 per withdrawal for each additional withdrawal in that Policy Year.
     o    No withdrawal can reduce your Specified Amount below $250,000.

LOANS

You can borrow money from us by using your Policy as the sole collateral for the loan. The most you can borrow against your Policy is 90% of your Cash Surrender Value, less any Indebtedness and less an amount sufficient to cover the Monthly Policy Charges for the next two months. The maximum interest rate we charge on loans is 4.00%.

If you borrow money, we will transfer an amount equal to the amount of the loan to your Loan Account. We transfer money on a pro-rata basis from each of your investment options. For example, if you have 25% of your money in the Touchstone High Yield Sub-Account and 75% of your money in the Touchstone Enhanced 30 Sub-Account and you borrow $2,000, we will transfer $500 from the Touchstone High Yield Sub-Account (25% of $2,000) and $1,500 from the Touchstone Enhanced 30 Sub-Account (75% of $2,000) to your Loan Account.

We pay interest on your Loan Account. The minimum interest we pay is 3.00% annually.

We charge interest on the amounts you borrow at the current rate. We may change the interest rate at any time, but the interest rate will never be greater than the maximum interest rate that is listed on your Policy Schedule.

Interest is due on each Policy Anniversary and on the date the loan is repaid. If you do not pay the interest when it is due, we will treat it as an additional loan.

Any loan, even if you repay the loan, will generally have a permanent negative effect on the Death Benefit and Account Value because:

     o Loan amounts will not be available for investment in the Sub-Accounts or Fixed Account.
     o Interest charged on borrowed amounts may be treated as an additional loan.
     o    Outstanding Indebtedness is subtracted when determining your Death
          Benefit.

You can repay all or part of your loan at any time while the Insured is living. When you make a payment towards the principal amount of your loan, we transfer the amount of the loan payment from your Loan Account back to your investment options on a pro-rata basis according to your allocation instructions at that time. YOU MUST SPECIFICALLY DESIGNATE A PAYMENT AS A LOAN REPAYMENT OR WE WILL TREAT IT AS AN ADDITIONAL PREMIUM PAYMENT INSTEAD.

If you do not repay the loan before the Insured dies, we will deduct the Indebtedness when determining your Death Benefit. If you do not repay the loan before you surrender your Policy, we will deduct the Indebtedness to determine the Net Cash Surrender Value proceeds.

If the Indebtedness exceeds the Cash Surrender Value less the Monthly Policy Charges for the current month, we can terminate your Policy. We will tell you that we intend to terminate your Policy by mailing a notice to you at least 61 days before we terminate your Policy. The notice will tell you the minimum amount of loan repayment that you must pay to keep your Policy in force. We will mail the notice to your address as shown on our records. If our records indicate that someone holds your Policy as collateral, we will also mail a copy of the notice to that person's address as shown on our records.

PAYMENT OF POLICY PROCEEDS

We will pay one of 2 types of proceeds under a Policy--Death Proceeds or Net Cash Surrender Value proceeds. We will pay the proceeds in a lump sum or under one of the Income Plans. Proceeds applied under one of the Income Plans do not vary with the investment experience of the Sub-Accounts.

While an Insured is alive, you may select an Income Plan under which we will pay the proceeds of your Policy. If the second Insured dies and you have not selected an Income Plan, the Beneficiary may select an Income Plan. If you select an Income Plan before the second Insured's death, the Beneficiary may not change the Income Plan after the second Insured's death.

We will send you a separate written agreement putting the selected Income Plan into effect. One of the following Income Plans may be selected:

         INCOME PLAN 1             o    Payments for Fixed Period - we make
                                        monthly payments for a fixed number of
                                        years.
         INCOME PLAN 2             o    Payments for Life--Guaranteed Period
                                        - we make monthly payments for a
                                        guaranteed period or the life of the
                                        payee, whichever is longer.
         INCOME PLAN 3             o    Payments of a Fixed Amount - we make
                                        monthly payments of a fixed amount until
                                        an amount equal to the proceeds plus
                                        accrued interest has been paid.
         INCOME PLAN 4             o    Life Annuity--No Guaranteed Period - we
                                        make monthly payments for the life of
                                        the payee.
         INCOME PLAN 5             o    Joint and Survivor - we make monthly
                                        payments as long as one of two payees
                                        is alive.

Minimum guaranteed payments under any of these Income Plans will be calculated with a minimum effective annual interest rate of 3%. Life Income Plans are based on the Annuity 2000 Table, with Projection Scale G, adjusted for age last birthday.

In addition to these Income Plans, other Income Plans may be available in the future or upon request.

If you or the Beneficiary do not select an Income Plan, we will make a lump-sum payment of the proceeds. We generally make this lump-sum payment to a special account retained by us. We provide the Beneficiary with a checkbook to access these funds from that special account.

The Income Plan selected and the time when the Income Plan is selected can affect the tax consequences to you or the Beneficiary. You should consult your tax advisor before selecting an Income Plan.

DELAY IN PAYMENT

We will generally send payments and loan proceeds to you within 7 days of the date we process your surrender, withdrawal or loan request. We may delay payments from a Sub-Account for any of the following reasons:

     o You have made a premium payment by check that has not cleared the banking system.
     o The New York Stock Exchange is closed on a day that it normally would be open.
     o    Trading on the New York Stock Exchange is restricted.
     o Because of an emergency, it is not reasonably practicable for the Sub-Accounts to sell securities or to fairly determine the value of their investments.

     o The Securities and Exchange Commission permits us to postpone payments from the Sub-Accounts for your protection.

We may delay transfers from the Sub-Accounts for the same reasons.

We reserve the right to delay payments or transfers from the Fixed Account for up to 6 months or a shorter period if required by state law. We do not expect to delay payments from the Fixed Account and we will notify you if there will be a delay.

RIDER BENEFITS

Certain riders are automatically issued with your Policy, subject to certain issue age limits. There is no additional charge for these riders. These riders are:

o The ESTATE PROTECTION BENEFIT RIDER, which provides additional term insurance during the first four Policy Years in an amount equal to 125% of the Specified Amount of the Policy.

o The ACCELERATED DEATH BENEFIT RIDER, or the ACCELERATED DEATH BENEFIT PLUS RIDER, if approved in your state. This rider gives you access to the Death Benefit of the Policy in the form of an advance after the death of the first Insured and after the second Insured has been diagnosed with a terminal illness, or under the Accelerated Death Benefit Plus Rider, after the second Insured has been diagnosed with a terminal illness or critical illness, or has been confined to a nursing home. Specific rider terms and conditions apply, and may vary by state. Interest will be charged on the amount of the advance, and we may charge an administrative fee not to exceed $150 per advance to process an advance.

There are a number of optional insurance benefits that may be available to you by rider. These riders are:

o The SURVIVORSHIP ADDITIONAL LIFE RIDER, which provides additional permanent insurance coverage on the lives of the Insureds, at a lower cost than the coverage provided under the base Policy. The coverage under this rider will be included in the Net Amount at Risk for the Policy and will be charged a monthly cost of insurance charge. The current monthly cost of insurance charge rates for the portion of the Net Amount at Risk that is attributable to this rider may be different than the current monthly cost of insurance charge rates we charge for the base Policy coverage, but we guarantee the rates will never exceed the guaranteed maximum monthly cost of insurance charge rates shown in Your Policy.

o The EXTENDED NO-LAPSE GUARANTEE RIDER, which provides a no-lapse guarantee that begins when the term no-lapse guarantee provision under the Policy ends. This no-lapse guarantee terminates on the day before the Policy Anniversary on which the younger Insured is or would have been age 100. The monthly cost for this rider will be $0.01 per thousand dollars of Specified Amount, due on each Monthly Anniversary Day beginning when the term no-lapse guarantee under the Policy ends. This no-lapse guarantee will have a different minimum monthly premium than the term no-lapse guarantee under the Policy, and the minimum premium test will apply from the Policy Date. You may have to pay more premium to meet the lifetime no-lapse guarantee minimum premium test than you had to pay to meet the term no-lapse guarantee minimum premium test.

o The EXTENDED COVERAGE BENEFIT RIDER replaces the extended coverage provision in the Policy, so that on and after the Policy Anniversary on which the younger Insured is or would have been age 100, the amount of the Death Benefit will be equal to the greater of the Specified Amount or the Cash Surrender Value, less any Indebtedness. Under the base Policy, the extended coverage death benefit is equal to the Net Cash Surrender Value. The charge for this rider is due on each Monthly Anniversary Day during the ten Policy Years beginning with the Policy Anniversary the younger Insured is or would have been age 90 and ending with the day before the Policy Anniversary the younger Insured is or would have been age 100. The maximum cost per $1,000 of Specified Amount increases uniformly from $1.13 at attained age 90 to $11.25 at attained age 99. Maximum costs assume an Account Value of $0. Actual monthly costs will be lower as the Account Value approaches Specified Amount, at which point there would be no charge for the rider.

o The OTHER INSURED RIDER, which allows you to purchase term insurance on the life of a single Insured for a cost of insurance charge that depends on the age, sex and risk class of the other insured on the date the coverage is purchased. Other insured coverage terminates on the day before the Policy Anniversary on which the other insured is age 95. The rider includes a conversion privilege that is exercisable up to the earliest of: 1) the day before the Policy Anniversary on which the other insured is age 85; 2) 60 days after the death of the second Insured under the Policy; or 3) 60 days after the Policy Anniversary on which the younger Insured is or would have been age 100.

Riders may not be available in all states and may be subject to age or other issue limitations. Please consult with your insurance agent/registered representative.

TAX STATUS OF POLICY

The Policy is intended to meet the definition of a "life insurance contract" under federal tax law. Therefore, the Death Proceeds should be fully excludable from the Beneficiary's gross income. In addition, any earnings on your investment in the Sub-Accounts should not be taxable to you while the Policy is in effect unless you withdraw some of your Account Value or surrender your Policy. Under certain circumstances, a loan may be treated as taxable income. We do not intend for this discussion to be tax advice. You should consult with your own tax advisor before purchasing a Policy. See the discussion of federal tax law in PART II for further information.

HOW TO CONTACT THE COMPANY AND TELEPHONE SECURITY PROCEDURES

We have established security procedures for telephone transactions, such as recording telephone calls. We may also require a personal identification number or other identifying information. We will not be liable for losses due to unauthorized or fraudulent telephone instructions if we follow reasonable security procedures and reasonably believe the instructions are genuine.

The Columbus Life Customer Service mailing address is P.O. Box 2850, Cincinnati, Ohio, 45201-2850. The toll-free telephone number is 1-800-677-9595.

CONFIRMATIONS AND STATEMENTS

We will send you confirmation statements of premium payments, loans, transfers and withdrawals as required by law. We will also send you periodic statements showing the value of your investments in the Sub-Accounts and the Fixed Account and listing all financial transactions made with respect to your Policy during that period.

If you have invested money in a Sub-Account, you will also receive semi-annual reports for the Fund in which the Sub-Account invests. These semi-annual reports will include a list of portfolio securities held by the underlying Fund.

POLICY CHANGES; CONTESTABILITY

We may make changes to the Policy in certain circumstances in order to comply with changes in the law. We may also adjust Policy values and/or proceeds if we discover there has been a misstatement in age or sex that resulted in us charging incorrect policy charges. We may contest the validity of coverage under a Policy, based on information provided in an application, within two years of the date the coverage became effective. (If you do not notify us of the death of the first Insured that occurred during the two-year period, the policy may remain contestable with respect to that Insured beyond the two-year period.) In some states, we may be able to contest, at any time, the validity of a Policy for fraud. We can deny a claim made under a Policy if the terms and conditions of the Policy are not satisfied.

CONVERSION; POLICY SPLIT OPTION

You may convert the policy to a fixed policy within the first two Policy Years, or within 60 days of the later of notification of a change in the investment policy of the Separate Account or the effective date of such change. In most states, we will transfer all of your Variable Account Value into the Fixed Account at no charge, and the Variable Account Options will no longer be available. Policy charges will continue to apply.

You may elect to split the Policy into two single life policies within 6 months of the date a final divorce decree of the Insureds has been in effect for 6 months or the date of a change in federal tax law resulting in a repeal of the unlimited marital deduction or a 50% reduction in the maximum tax bracket. The policy split option is subject to specific conditions of the policy. Further, if the new policies would not be treated as life insurance for federal tax purposes, we can refuse to issue the new policies. (See, TAX MATTERS.)

ASSIGNMENT OF POLICY

Generally, you may assign your Policy. We will not be bound by an assignment until we receive and record written notice of the assignment at the Columbus Life Variable Service Center, P.O. Box 2850, Cincinnati, Ohio 45201-2850. Your rights and the rights of your Beneficiary will be affected by an assignment. We are not responsible for the validity or any tax consequences of any assignment.

SUPPLEMENT A--TABLE OF DEATH BENEFIT FACTORS AND EXAMPLE OF DEATH BENEFIT CALCULATION


  YOUNGER INSURED'S                           YOUNGER INSURED'S
   AGE LAST POLICY       DEATH BENEFIT         AGE LAST POLICY     DEATH BENEFIT
     ANNIVERSARY            FACTOR               ANNIVERSARY           FACTOR
     -----------            ------               -----------           ------
    1 through 40             2.50                    61                 1.28
         41                  2.43                    62                 1.26
         42                  2.36                    63                 1.24
         43                  2.29                    64                 1.22
         44                  2.22                    65                 1.20
         45                  2.15                    66                 1.19
         46                  2.09                    67                 1.18
         47                  2.03                    68                 1.17
         48                  1.97                    69                 1.16
         49                  1.91                    70                 1.15
         50                  1.85                    71                 1.13
         51                  1.78                    72                 1.11
         52                  1.71                    73                 1.09
         53                  1.64                    74                 1.07
         54                  1.57               75 through 90           1.05
         55                  1.50                    91                 1.04
         56                  1.46                    92                 1.03
         57                  1.42                    93                 1.02
         58                  1.38                    94                 1.01
         59                  1.34               95 or higher            1.00
         60                  1.30




                  OPTION 1                                     OPTION 2
                  --------                                     --------

Facts:
o    The younger Insured is less than 40 years old (Applicable Death Benefit
     Factor = 2.50).
o        Your Policy's Specified Amount is $250,000.
o        You have never borrowed money from your Policy.
o        Your Account Value is $75,000.

Under Option 1, your Death Benefit would be   Under Option 2, your Death Benefit would
the greater of $250,000 and $187,500          be the greater of $325,000 ($250,000 plus
($75,000 multiplied by 2.50).                 $75,000) and $187,500 ($75,000 multiplied
                                              by 2.50).
Therefore, your Death Benefit would be
$250,000.                                     Therefore, your Death Benefit would be
                                              $325,000.



                                    Page 19
                                           Supplement A - Death Benefit Examples

SUPPLEMENT B--POLICY ILLUSTRATIONS

The following tables illustrate how the Death Benefits, Account Values and Net Cash Surrender Values of a Policy may vary over an extended period of time at certain ages, assuming hypothetical gross rates of investment return for the investment options equivalent to constant gross annual rates of 0% and 10%.

The hypothetical rates of investment return are for purposes of illustration only and should not be deemed a representation of past or future rates of investment return. Actual rates of return for a particular Policy may be more or less than the hypothetical investment rates of return and will depend on a number of factors including the investment allocations made by a Policy Owner. Also, values would be different from those shown if the gross annual investment returns averaged 0% and 10% over a period of years but fluctuated above and below those averages for individual Policy Years.

The tables assume that the Sub-Accounts are subject to a daily charge for Fund advisory fees and operating expenses equivalent to an annual rate of 0.93% of the average daily net assets. This annual expense ratio is based on the average of the expense ratios of each available Fund underlying the Sub-Accounts for the last fiscal year (estimated for Funds beginning operations in 2000 or later) and takes into account current expense caps or expense reimbursement arrangements. The fees and expenses of each underlying Fund vary, and the total fees and expenses used in the above calculation ranged from an annual rate of 0.30% to an annual rate of 1.55% of average daily net assets.

The hypothetical gross annual rates of investment return of 0% and 10%, when adjusted for the above daily charges, result in the following net effective annual rates of return: -0.93% and 8.98%, respectively.

The tables reflect the deduction of all applicable Policy charges and deductions at the guaranteed maximum rates described in this prospectus for the hypothetical Insured. The Net Cash Surrender Values illustrated in the tables also reflect the deduction of applicable Surrender Charges. The amounts shown are at the end of each Policy Year.

The hypothetical values shown in the tables do not reflect any charges for federal income taxes against Separate Account 1 since Columbus Life is not currently making such charges. However, such charges may be made in the future and, in that event, the gross annual investment rate of return would have to exceed 0% or 10% by an amount sufficient to cover tax charges in order to produce the Death Benefits, Account Values and Net Cash Surrender Values illustrated.

The tables illustrate the Policy values that would result based upon the hypothetical investment rates of return if premiums are paid as indicated, if all Net Premiums are allocated to the Sub-Accounts, if no Policy loans have been made and if Death Benefit Option 1 has been selected. The tables are also based on the assumptions that the Policy Owner has not requested a decrease in Specified Amount, that no withdrawals or transfers have been made and that the Policy Owner did not purchase the Survivorship Additional Life Rider.

If actual variable account earnings over an extended period average out to one of the hypothetical gross investment returns shown here, and if all other assumptions continue unchanged, it does not mean the Policy will perform exactly as in these illustrations. This is because actual earnings will likely be sometimes higher and sometimes lower than the average, which will not give the same accumulated result as a constant rate every year.


----------------------------------------------------------------------------------------------------------------------
Designed for:                                                             ILLUSTRATION #1
John Doe          and               Jane Doe                              GUARANTEED MAXIMUM CHARGES
Male Age: 35                        Female Age: 35                        Survivorship Variable Universal Life
Preferred - Tobacco Non-User        Preferred - Tobacco Non-User
----------------------------------------------------------------------------------------------------------------------
Initial Death Benefit:  $250,000.00                                       Death Benefit Option:               1
Lump Sum:                           $0                                    Initial Premium:              $900.00

                                     Assuming Hypothetical Gross Investment Return of:
                                                       0.00%                       10.00%
                                                               NET CASH                    NET CASH
         POLICY       PREMIUM      PREMIUMS       ACCOUNT     SURRENDER       ACCOUNT     SURRENDER
           YEAR        OUTLAY         AT 5%         VALUE         VALUE         VALUE         VALUE
---------------- ------------- ------------- ------------- ------------- ------------- -------------
              1           900           945
              2           900         1,937
              3           900         2,979
              4           900         4,073
              5           900         5,222
              6           900         6,428
              7           900         7,694
              8           900         9,024
              9           900        10,420
             10           900        11,886
             15           900        20,392
             20           900        31,247
             25           900        45,102
             30           900        62,785
             35           900        85,353
             40           900       114,156
             45           900       150,917

         Age 70           900        85,353
       (Younger
       Insured)



----------------------------------------------------------------------------------------------------------------------
Designed for:                                                             ILLUSTRATION #2
John Doe          and               Jane Doe                              GUARANTEED MAXIMUM CHARGES
Male Age: 55                        Female Age: 55                        Survivorship Variable Universal Life
Preferred - Tobacco Non-User        Preferred - Tobacco Non-User
----------------------------------------------------------------------------------------------------------------------
Initial Death Benefit:  $250,000.00                                       Death Benefit Option:               1
Lump Sum:                           $0                                    Initial Premium:              $2,280.00

                                     Assuming Hypothetical Gross Investment Return of:
                                                       0.00%                       10.00%
                                                               NET CASH                    NET CASH
         POLICY       PREMIUM      PREMIUMS       ACCOUNT     SURRENDER       ACCOUNT     SURRENDER
           YEAR        OUTLAY         AT 5%         VALUE         VALUE         VALUE         VALUE
---------------- ------------- ------------- ------------- ------------- ------------- -------------
              1         2,280         2,394
              2         2,280         4,908
              3         2,280         7,547
              4         2,280        10,318
              5         2,280        13,228
              6         2,280        16,284
              7         2,280        19,492
              8         2,280        22,861
              9         2,280        26,398
             10         2,280        30,111
             15         2,280        51,659
             20         2,280        79,160
             25         2,280       114,259
             30         2,280       159,055
             35         2,280       216,227
             40         2,280       289,195
             45         2,280       382,322

         Age 70         2,280        51,659
       (Younger
       Insured)
         ##Additional premium is required to keep Policy in-force.



                                     Page 21
                                                    Supplement B - Illustrations

SUPPLEMENT C--TABLE OF COST OF INSURANCE CHARGE RATES

This table shows the guaranteed maximum monthly cost of insurance charge rates for a Policy without riders. The rates are second-to-die mortality calculations based on 1980 CSO Male and Female Non-Smoker Mortality Table. The rates assume both Insureds (one male, one female) are 35 years old on the Policy Date and both are in a standard or preferred underwriting class.


                             Maximum                           Maximum
              Policy         Monthly             Policy        Monthly
               Year            Rate               Year           Rate
          -------------------------------     -----------------------------

                 1           0.000218              37          1.165261
                 2           0.000704              38          1.382162
                 3           0.001290              39          1.644706
                 4           0.001994              40          1.955232
                 5           0.002835              41          2.314046
                 6           0.003872              42          2.719884
                 7           0.005116              43          3.172405
                 8           0.006578              44          3.675988
                 9           0.008296              45          4.242808
                10           0.010298              46          4.890207
                11           0.012685              47          5.635466
                12           0.015473              48          6.495008
                13           0.018744              49          7.469626
                14           0.022562              50          8.549281
                15           0.027064              51          9.718583
                16           0.032426              52         10.964973
                17           0.038836              53         12.276905
                18           0.046590              54         13.647689
                19           0.055933              55         15.084223
                20           0.066905              56         16.596351
                21           0.079894              57         18.212082
                22           0.094910              58         19.985780
                23           0.111967              59         22.047309
                24           0.131617              60         24.688037
                25           0.154795              61         28.479741
                26           0.182363              62         34.519587
                27           0.215610              63         44.773062
                28           0.256523              64         61.987164
                29           0.306827              65         83.333333
                30           0.367045
                31           0.437833
                32           0.519450
                33           0.612301
                34           0.718142
                35           0.841382
                36           0.987923
          -------------------------------     -----------------------------




                                     Page 22
                                        Supplement C - Cost of Insurance Charges

SUPPLEMENT D--TABLE OF SURRENDER CHARGE AMOUNTS


    Policy Month             Amount                  Policy Month             Amount
---------------------------------------------     --------------------------------------------
        1-60              $1,263.75                       100                $702.06
         61               $1,249.68                       101                $688.07
         62               $1,235.69                       102                $674.00
         63               $1,221.63                       103                $659.93
         64               $1,207.56                       104                $645.94
         65               $1,193.57                       105                $631.88
         66               $1,179.50                       106                $617.81
         67               $1,165.43                       107                $603.82
         68               $1,151.44                       108                $589.75
         69               $1,137.38                       109                $575.68
         70               $1,123.31                       110                $561.69
         71               $1,109.32                       111                $547.63
         72               $1,095.25                       112                $533.56
         73               $1,081.18                       113                $519.57
         74               $1,067.19                       114                $505.50
         75               $1,053.13                       115                $491.43
         76               $1,039.06                       116                $477.44
         77               $1,025.07                       117                $463.38
         78               $1,011.00                       118                $449.31
         79                 $996.93                       119                $435.32
         80                 $982.94                       120                $421.25
         81                 $968.88                       121                $403.73
         82                 $954.81                       122                $386.12
         83                 $940.82                       123                $368.59
         84                 $926.75                       124                $351.07
         85                 $912.68                       125                $333.46
         86                 $898.69                       126                $315.94
         87                 $884.63                       127                $298.41
         88                 $870.56                       128                $280.81
         89                 $856.57                       129                $263.28
         90                 $842.50                       130                $245.76
         91                 $828.43                       131                $228.15
         92                 $814.44                       132                $210.63
         93                 $800.38                       133                $193.10
         94                 $786.31                       134                $175.49
         95                 $772.32                       135                $157.97
         96                 $758.25                       136                $140.44
         97                 $744.18                       137                $122.84
         98                 $730.19                       138                $105.31
         99                 $716.13                       139                 $87.79
                                                          140                 $70.18
                                                          141                 $52.66
                                                          142                 $35.13
                                                          143                 $17.52
                                                          144                  $0.00
                                                      145 or more              $0.00



A policy month begins on a Monthly Anniversary Day and ends on the day before the Monthly Anniversary Day in the next calendar month. Policy month 1 begins on the Policy Date.


                                     Page 23
                                                Supplement D - Surrender Charges

SUPPLEMENT E--GLOSSARY

ACCOUNT VALUE The sum of the values of your interest in each Sub-Account, the value of your interest in the Fixed Account and the value of your Loan Account.

ACCUMULATION UNIT               A unit of measure used to calculate a Policy
                                Owner's share of a Sub-Account.


ACCUMULATION UNIT VALUE         The dollar value of an Accumulation Unit in a
                                Sub-Account.

BENEFICIARY                     The person or persons you have named to receive
                                the Death Proceeds when the Insured dies.

CASH SURRENDER VALUE            The Account Value minus any Surrender Charge.

COLUMBUS LIFE, WE, US AND OUR   Columbus Life Insurance Company.

DEATH ENEFIT                    The amount we will pay to the Beneficiary under
                                the base Policy when we receive proof that both
                                Insureds died while this Policy was in force.

DEATH ROCEEDS                   The Death Benefit plus any insurance on the life
                                of the second Insured to die provided by riders, excluding any rider that includes its own beneficiary designation.

FIXED ACCOUNT                   An investment option that credits a fixed rate
                                of interest.

FUND A Fund is a series of a registered management investment company. Each Sub-Account invests in a Fund that has the same investment objective as the Sub-Account.

INDEBTEDNESS                    The sum of your outstanding Policy loans plus
                                accrued and unpaid interest on the loans.

INSURED Either of the persons on whose life we provide insurance coverage under your Policy.

LOAN ACCOUNT                    The portion of your Account Value that is
                                collateral for your loans.

MINIMUM ISSUE LIMIT             The minimum amount of insurance you must
                                purchase under the base Policy. No change to the Policy can be made that would reduce your Specified Amount below $250,000.

MONTHLY ANNIVERSARY DAY         The day each month on which we deduct the
                                Monthly Policy Charges. This is the same date each month as the Policy Date, so long as that date falls on a Valuation Date. If that date does not fall on a Valuation Date, the next
                                Valuation Date will be the Monthly Anniversary
                                Day for that month, but the date of the regular
                                Monthly Anniversary Day will not change. The initial Monthly Anniversary Day is the Policy
                                Date. Any charges deducted or values or amounts determined on or as of a Monthly Anniversary Day will be processed at the end of the Valuation
                                Period in which the Monthly Anniversary Day occurs.

MONTHLY POLICY CHARGES          The per policy charge, the per $1,000 charge,
                                the cost of insurance charge, rider cost of insurance charges, and the mortality and expense risk charge.



                                     Page 24
                                                         Supplement E - Glossary

NET AMOUNT AT RISK              The amount of the Death Benefit for which we are
                                at risk. The Net Amount at Risk on any Monthly
                                Anniversary Day is equal to:

                                (1)     The Death Benefit plus Indebtedness,
                                        divided by 1.0024663; minus
                                (2)     The Account Value after deduction of
                                        Monthly Policy Charges, other than the
                                        Cost of Insurance Charge, on that
                                        Monthly Anniversary Day.

NET CASH SURRENDER VALUE        Your Account Value minus any Surrender Charge
                                and any Indebtedness.

NET PREMIUMS                    The amount of premium payment you paid less the
                                premium expense charge and the state tax charge.

OWNER The person or persons who have all rights under your Policy. If there are joint Owners, both must consent in writing to the exercise of any right under the Policy.

POLICY The Survivorship Variable Universal Life Insurance Policy issued by Columbus Life, including the application and any amendments, any supplemental application, riders or endorsements.

POLICY ANNIVERSARY              The same date each year as the Policy Date.

POLICY DATE                     The date from which the Policy months, years and
                                anniversaries are measured.

POLICY YEAR                     A year that starts on your Policy Date or your
                                Policy Anniversary.

PREMIUM CHARGES                 The premium expense charge and the state tax
                                charge.

SEPARATE ACCOUNT 1              Columbus Life Insurance Company Separate Account
                                1.

SPECIFIED AMOUNT                The amount of insurance coverage provided by
                                your Policy.

SUB-ACCOUNT                     A division of Separate Account 1. Each
                                Sub-Account invests in a different Fund.

SURRENDER CHARGE                An amount that may be deducted from your Account
                                Value if your Policy is surrendered or
                                terminates when a grace period ends without sufficient premium or loan repayment being paid to keep the Policy in force.

TARGET PREMIUM                  A level of premium for a Policy Year that we use
                                to determine the premium expense charge rates applicable to each premium payment, and to determine the Surrender Charge amounts.

VALUATION DATE                  Any day on which the New York Stock Exchange is
                                open for trading.

VALUATION PERIOD                A period beginning with the close of business on
                                the New York Stock Exchange on one Valuation
                                Date and ending at the close of business on the New York Stock Exchange on the next Valuation
                                Date.



                                     Page 25
                                                         Supplement E - Glossary

                                     PART II

THE INVESTMENT OPTIONS

Fixed Account

Amounts invested in the Fixed Account will earn a fixed rate of interest. We guarantee that this interest rate will never be less than an effective annual rate of at least 3%. We may, but are not required to, credit interest in excess of this rate.

Amounts invested in the Fixed Account become part of Columbus Life's general account assets. The general account contains all of Columbus Life's assets other than those in Columbus Life separate accounts. General account assets support Columbus Life's annuity and insurance obligations and are subject to general liabilities of Columbus Life.

The Sub-Accounts and the Funds

Each Sub-Account is invested in shares of an underlying Fund. The investment objective of each Fund and the investment advisor for each Fund are listed below. The Fund advisors and sub-advisors do not guarantee that the Funds will meet their investment objectives. MORE COMPLETE INFORMATION ABOUT EACH FUND, INCLUDING INFORMATION ABOUT ITS RISKS, PERFORMANCE AND OTHER INVESTMENT STRATEGIES, IS INCLUDED IN THE PROSPECTUS OF THE FUND. PLEASE READ EACH PROSPECTUS CAREFULLY BEFORE YOU PURCHASE A POLICY OR MAKE OTHER DECISIONS ABOUT YOUR INVESTMENT OPTIONS.

Touchstone Advisors, Inc., Todd Investment Advisors, Inc., and Fort Washington Investment Advisors, Inc. are affiliates of Columbus Life. Touchstone Variable Series Trust and The Legends Fund, Inc. are also affiliates of Columbus Life.

     DEUTSCHE
      ASSET
    MANAGEMENT
    VIT FUNDS
     Advisor:
  Deutsche Asset
 Management, Inc.   DEUTSCHE VIT EAFE(R) EQUITY INDEX FUND The Fund seeks to
                    replicate, as closely as possible, before deduction of expenses, the performance of the Morgan Stanley Capital
                    International (MSCI) EAFE(R) Index (EAFE(R) Index) which emphasizes stocks of companies in major markets in Europe, Australia and the Far East.

                    DEUTSCHE VIT EQUITY 500 INDEX FUND The Fund seeks to match, as closely as possible, before expenses, the performance of the Standard & Poor's 500 Composite Stock Price Index (S&P 500 Index), which emphasizes stocks in large U.S. companies.

                    DEUTSCHE VIT SMALL CAP INDEX FUND
                    The Fund seeks to match, as closely as possible, before expenses, the performance of the Russell 2000 Small Stock Index (the Russell 2000 Index), which emphasizes stocks of small U.S. companies.

   JANUS ASPEN
      SERIES
     Advisor:
  Janus Capital
   Corporation      JANUS ASPEN AGGRESSIVE GROWTH PORTFOLIO - SERVICE SHARES
                    The Fund seeks long-term growth of capital.

                    JANUS ASPEN CAPITAL APPRECIATION PORTFOLIO - SERVICE SHARES The Fund seeks long-term growth of capital.

                    JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO - SERVICE SHARES The Funds seeks long-term growth of capital in a manner consistent with the preservation of capital.

   THE LEGENDS
    FUND, INC.
     Advisor:
    Touchstone      LEGENDS HARRIS BRETALL SULLIVAN & SMITH EQUITY GROWTH
  Advisors, Inc.    PORTFOLIO
                    Sub-Advisor:  Harris Bretall Sullivan & Smith LLC
                    The Portfolio seeks long-term capital growth.

                    LEGENDS THIRD AVENUE VALUE PORTFOLIO
                    Sub-Advisor: EQSF Advisers, Inc.
                    The Portfolio seeks long-term capital appreciation.

                    LEGENDS GABELLI LARGE CAP VALUE PORTFOLIO
                    Sub-Advisor:  Gabelli Asset Management Company
                    The Portfolio seeks long-term capital appreciation.

                    LEGENDS BARON SMALL CAP PORTFOLIO
                    Sub-Advisor:  BAMCO, Inc.
                    The Portfolio seeks long-term capital appreciation.

    FIDELITY(R)
     VARIABLE
    INSURANCE
  PRODUCTS FUNDS
     Advisor:
     Fidelity
   Management &
     Research
     Company FIDELITY(R) VIP EQUITY-INCOME PORTFOLIO - SERVICE CLASS 2 The Portfolio seeks reasonable income and will consider the potential for capital appreciation. The Portfolio seeks a yield that exceeds the composite yield on the securities comprising the S&P 500.

                    FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO - SERVICE CLASS 2 The Portfolio seeks long-term capital appreciation.

                    FIDELITY(R) VIP GROWTH & INCOME PORTFOLIO - SERVICE CLASS 2 The Portfolio seeks a high total return through a combination of current income and capital appreciation.

                    FIDELITY(R) VIP GROWTH PORTFOLIO - SERVICE CLASS 2 The Portfolio seeks to achieve capital appreciation.

                    FIDELITY(R) VIP ASSET MANAGERSM PORTFOLIO - SERVICE CLASS 2 The Portfolio seeks to obtain high total return with reduced risk over the long-term by allocating its assets among stocks, bonds and short-term instruments.

                    FIDELITY(R) VIP BALANCED PORTFOLIO - SERVICE CLASS 2 The Portfolio seeks both income and growth of capital.

                    FIDELITY(R) VIP MID CAP PORTFOLIO - SERVICE CLASS 2 The Portfolio seeks long-term growth of capital.


                    FIDELITY(R) VIP MONEY MARKET PORTFOLIO - INITIAL CLASS The Portfolio seeks a high level of current income as is consistent with preservation of capital and liquidity.

   OPPENHEIMER
      FUNDS
     Advisor:
  OppenheimerFunds,
       Inc OPPENHEIMER INTERNATIONAL GROWTH FUND/VA - SERVICE CLASS (A Series of Panorama Series Fund, Inc.) The Fund seeks long-term growth of capital.

                    OPPENHEIMER AGGRESSIVE GROWTH FUND/VA - SERVICE CLASS
                    (A Series of Oppenheimer Variable Account Funds) The Fund seeks capital appreciation by investing in "growth-type companies."

                    OPPENHEIMER STRATEGIC BOND FUND/VA - SERVICE CLASS
                    (A Series of Oppenheimer Variable Account Funds) The Fund seeks a high level of current income principally derived from interest on debt securities and seeks to enhance that income by writing covered call options on debt securities.

  MFS(R) VARIABLE
    INSURANCE
     TRUSTSM
     Advisor:
  Massachusetts
    Financial
     Services
     Company MFS(R) CAPITAL OPPORTUNITIES SERIES - SERVICE CLASS The Series seeks capital appreciation.

                    MFS(R) EMERGING GROWTH SERIES - SERVICE CLASS
                    The Series seeks to provide long-term growth of capital.

                    MFS(R) MID CAP GROWTH SERIES - SERVICE CLASS
                    The Series' investment objective is long-term growth of capital.

                    MFS(R) NEW DISCOVERY SERIES - SERVICE CLASS
                    The Series' investment objective is capital appreciation.

    TOUCHSTONE
     VARIABLE
   SERIES TRUST
     Advisor:
    Touchstone
  Advisors, Inc     TOUCHSTONE EMERGING GROWTH FUND
                    Sub-Advisors: TCW Investment Management Company; Westfield
                    Capital Management Company, Inc.
                    The Fund seeks to increase the value of its shares as a primary goal and to earn income as a secondary goal.

                    TOUCHSTONE SMALL CAP VALUE FUND
                    Sub-Advisor:  Todd Investment Advisors, Inc.
                    The Fund seeks long-term growth of capital.

                    TOUCHSTONE GROWTH/VALUE FUND
                    Sub-Advisor: Mastrapasqua & Associates, Inc.
                    The Fund seeks long-term capital appreciation primarily through equity investments in companies whose valuation may not reflect the prospects for accelerated earnings/cash flow growth.

                    TOUCHSTONE EQUITY FUND
                    Sub-Advisor: Fort Washington Investment Advisors, Inc. The Fund seeks long-term growth of capital by investing primarily in growth-oriented stocks.

                    TOUCHSTONE ENHANCED 30 FUND
                    Sub-Advisor:  Todd Investment Advisors, Inc.
                    The Fund seeks to achieve a total return which is higher than the total return of the Dow Jones Industrial Average
                    (DJIA).

                    TOUCHSTONE VALUE PLUS FUND
                    Sub-Advisor:  Fort Washington Investment Advisors, Inc.
                    The Fund seeks to increase the value of its shares over the long-term.

                    TOUCHSTONE HIGH YIELD FUND
                    Sub-Advisor: Fort Washington Investment Advisors, Inc.
                    The Fund seeks to achieve a high level of current income as its main goal with capital appreciation as a secondary goal.

                    TOUCHSTONE BOND FUND
                    Sub-Advisor: Fort Washington Investment Advisors, Inc.

                    The Fund seeks to provide a high level of current income as is consistent with the preservation of capital.

                    TOUCHSTONE STANDBY INCOME FUND
                    Sub-Advisor: Fort Washington Investment Advisors, Inc.
                    The Fund seeks to provide a higher level of current income than a money market fund, while also seeking to prevent large fluctuations in the value of investments by separate accounts. The Fund does not try to keep a constant $1.00 per share net asset value.

Service Providers

The key service providers to each family of Funds in which the Sub-Accounts invest are indicated below:

----------------------------------------------------------------------------------------------------------------------
                                   DEUTSCHE ASSET MANAGEMENT VIT FUNDS (DEUTSCHE)
        Advisor                                Custodian                             Distributor
        -------                                ---------                             -----------
Deutsche Asset Management, Inc.          Bankers Trust Company                  Provident Distributors, Inc.
130 Liberty Street                       130 Liberty Street                     Four Falls Corporate Center
New York, NY 10006                       New York, NY 10006                     West Conshohocken, PA 19428

                               FIDELITY(R) VARIABLE INSURANCE PRODUCTS FUNDS (FIDELITY)
        Advisor                                Custodian                             Distributor
        -------                                ---------                             -----------
Fidelity Management & Research Company   The Bank of New York                   Fidelity Distributors Corporation
82 Devonshire Street                     110 Washington Street                  82 Devonshire Street
Boston, MA 02109                         New York, NY 10006                     Boston, MA 02109

                                         The Chase Manhattan Bank
                                         1 Chase Manhattan Plaza
                                         New York, NY 10006

                                         Brown Brothers Harriman & Co.
                                         40 Water Street
                                         Boston, MA 02109

                                              JANUS ASPEN SERIES (JANUS)
        Advisor                                Custodian                             Distributor
        -------                                ---------                             -----------
Janus Capital Corporation                State Street Bank and Trust Company    Janus Distributors, Inc.
100 Fillmore Street                      P.O. Box 0351                          100 Fillmore Street
Denver, CO 80206-4928                    Boston, MA 02117                       Denver, CO 80206-4928

                                           THE LEGENDS FUND, INC. (LEGENDS)
        Advisor                                Custodian                             Distributor
        -------                                ---------                             -----------
Touchstone Advisors, Inc.                State Street KC                        Touchstone Securities, Inc.
221 East Fourth Street, Suite 300        801 Pennsylvania                       221 East Fourth Street, Suite 300
Cincinnati, OH 45202                     Kansas City, MO 64105                  Cincinnati, OH 45202

                                       MFS(R) VARIABLE INSURANCE TRUSTSM (MFS)
        Advisor                                Custodian                             Distributor
        -------                                ---------                             -----------
Massachusetts Financial Services         State Street Bank and Trust Company     MFS Fund Distributors, Inc.
Company                                  225 Franklin Street                     500 Boyleston Street
500 Boyleston Street                     Boston, MA 02110                        Boston, MA 02116
Boston, MA 02116

                                        OPPENHEIMER VARIABLE ACCOUNT FUNDS &
                               OPPENHEIMER'S PANORAMA SERIES FUND, INC. (OPPENHEIMER)
        Advisor                                Custodian                             Distributor
        -------                                ---------                             -----------
OppenheimerFunds, Inc.                   The Bank of New York                   OppenheimerFunds Distributor, Inc.
Two World Trade Center                   90 Washington Street                   P.O. Box 5270
New York, NY 10048-0203                  New York, NY 10006                     Denver, CO 80217

                                  TOUCHSTONE VARIABLE INSURANCE TRUST (TOUCHSTONE)
        Advisor                                Custodian                             Distributor
        -------                                ---------                             -----------
Touchstone Advisors, Inc.                Investors Bank & Trust Company         Touchstone Securities, Inc.
221 East Fourth Street, Suite 300        200 Clarendon Street                   221 East Fourth Street, Suite 300
Cincinnati, OH 45202                     Boston, MA 02116                       Cincinnati, OH 45202
----------------------------------------------------------------------------------------------------------------------

Special Considerations Regarding the Sub-Accounts

The above Deutsche, Fidelity, Janus, MFS and Oppenheimer Funds offer shares to Separate Account 1 and other separate accounts of unaffiliated life insurance companies to fund benefits under variable annuity contracts and variable life insurance policies, and may also offer shares to certain qualified plans. Touchstone and Legends offer shares to the separate accounts of affiliated life insurance companies to fund benefits under variable life insurance policies and variable annuity contracts. We do not foresee any disadvantage to you arising out of these arrangements. Nevertheless, differences in treatment under tax and other laws, as well as other considerations, could cause the interests of various purchasers of contracts and policies to conflict. For example, violation of the federal tax laws by one separate account investing in a Fund could cause the contracts or policies funded through another separate account to lose their tax-deferred status, unless remedial action were taken.

If a material irreconcilable conflict arises between separate accounts, a separate account may be required to withdraw its investment in a Fund. If it becomes necessary for a separate account to replace its shares of a Fund with another investment, the Fund may have to liquidate portfolio securities on a disadvantageous basis. At the same time, the Funds are subject to conditions imposed by the Securities and Exchange Commission that are designed to prevent or remedy any conflict of interest. These conditions require the Board of Trustees of each Fund to monitor events in order to identify any material irreconcilable conflict that may possibly arise and to determine what action, if any, should be taken to remedy or eliminate the conflict.

The Funds underlying the Sub-Accounts may reserve the right to reject trades by Separate Account 1 in a Fund's shares if in the Fund's opinion, the trade would disrupt the management of the Fund. Such action would be taken only in extraordinary situations, such as where excessive market timing activity is taking place. In the event a Fund rejects a trade, we may not be able to immediately honor a purchase, transfer, withdrawal or loan request.

A Fund may have a name and/or investment objective that is very similar to the name of a publicly available mutual fund managed by the same advisor or sub-advisor. The Funds in which the Sub-Accounts invest are not publicly available and will not have the same performance as those publicly available mutual funds. Different performance will result from differences in various factors that affect the operation of a Fund, such as implementation of investment policies, Fund expenses and the size of the Fund. In addition, the investment return of your Policy will be less than the investment return of Funds you select because you will pay policy charges.

We may enter into certain arrangements under which Columbus Life or Touchstone Securities, Inc. is reimbursed by the Funds' advisors, distributors and/or affiliates for administrative services Columbus Life and Touchstone Securities provide to the Funds.

Addition, Deletion or Combination of Sub-Accounts

We may add, delete or combine Sub-Accounts. New Sub-Accounts will invest in Funds we consider suitable. We may also substitute a new Fund or similar investment option for the Fund in which a Sub-Account invests. We would make a substitution to ensure the underlying Fund continues to be a suitable investment. A substitution may be triggered by unsatisfactory investment performance, a change in laws or regulations, a change in the Fund's investment strategies or restrictions, a change in the availability of the Fund for investment, or any other reason. Before any substitution, we will obtain any required approvals, including approval from the SEC or from Policy Owners.

VALUATION OF YOUR INVESTMENT

Fixed Account

At any time, the value of your interest in the Fixed Account is equal to:

     (1)  the sum of all Net Premiums allocated to the Fixed Account; plus
     (2) all amounts transferred from the Variable Account or the Loan Account to the Fixed Account; plus
     (3)  interest credited to the Fixed Account; minus
     (4) all amounts transferred from the Fixed Account to the Variable Account or the Loan Account; minus
     (5) all amounts withdrawn from the Fixed Account for charges, deductions or withdrawals.

Sub-Accounts

The value of your interest in a Sub-Account is measured in Accumulation Units. An Accumulation Unit is an accounting unit of measure. It is similar to a share of a mutual fund. The value of an Accumulation Unit varies from day to day depending on the investment performance of the Fund in which the Sub-Account is invested and the expenses of the Sub-Account.

The Accumulation Unit Value of each Sub-Account is calculated at the end of each Valuation Period. The value of an Accumulation Unit at the close of any Valuation Period is determined for each Sub-Account by multiplying the Accumulation Unit Value of the Sub-Account at the close of the immediately preceding Valuation Period by the "Net Investment Factor" (described below). Depending upon investment performance of the underlying Fund in which the Sub-Account is invested, the Accumulation Unit Value may increase or decrease.

The Net Investment Factor for each Sub-Account for any Valuation Period is determined by dividing (a) by (b), where:

         (a) equals:       (1) the net asset value per share of the underlying
                           Fund at the end of the current Valuation Period, plus

                           (2) the per share amount of any dividend or capital gain distribution made by the underlying Fund on shares held in the Sub-Account if the "ex-dividend" date occurs during the current Valuation Period, plus or minus

                           (3) a per share charge or credit for any taxes reserved, which are determined by Columbus Life to have resulted from the investment operations of the Sub-Account during the current Valuation Period;

         (b) is the net asset value per share of the underlying Fund determined at the end of the immediately preceding Valuation Period.

Loan Account

At any time, the value of your Loan Account is equal to:

     (1)  the sum of all collateral allocated to the Loan Account; plus

     (2)  interest credited to the Loan Account; minus

     (3) all amounts transferred from the Loan Account to the Sub-Accounts or the Fixed Account.

COLUMBUS LIFE INSURANCE COMPANY

Columbus Life Insurance Company (Columbus Life) is a stock life insurance company organized under the laws of the State of Ohio on September 8, 1986. It is a wholly-owned subsidiary of The Western and Southern Life Insurance Company (WSLIC), a stock life insurance company organized under the laws of the State of Ohio on February 23, 1888, which is a wholly-owned subsidiary of Western-Southern Mutual Holding Company, a mutual holding company organized under the laws of the State of Ohio on September 19, 2000. Columbus Life issues insurance and annuity contracts and is located at 400 East Fourth Street, Cincinnati, Ohio 45202. Columbus Life is subject to supervision by the department of insurance of the various states in which it is licensed to transact business.

Investments allocated to the Fixed Account are held in Columbus Life's general account along with Columbus Life's other assets. The interests of the Fixed Account have not been registered under the Securities Act of 1933 and Columbus Life's general account has not been registered as an investment company under the Investment Company Act of 1940. As a result, the staff of the Securities and Exchange Commission has not reviewed the information in this prospectus about the Fixed Account. Disclosures regarding the Fixed Account may, however, be subject to certain general provisions of the federal securities laws relating to the accuracy and completeness of statements made in a prospectus.

Because of state insurance law requirements, Columbus Life maintains reserves to cover its obligations under the Policies. The assets of Separate Account 1 attributable to the Policies make up a part of these reserves. Although these reserves support the Policies, Policy Owners have no ownership interest in these reserves and any excess reserves will be for the benefit of Columbus Life and not the Policy Owners. The general account of Columbus Life is available to satisfy Columbus Life's obligations under the Policies.

Directors of Columbus Life

Columbus Life is managed by its Board of Directors, 4 of whom are also officers of Columbus Life or WSLIC. Each Director's principal business address is 400 East Fourth Street, Cincinnati, Ohio 45202, unless otherwise noted. The following persons serve as directors of Columbus Life:

Name                            Principal Occupation (Past 5 years)
----                            -----------------------------------
William J. Williams             Chairman of the Board of Columbus Life since
                                1989; Chairman of the Board of WSLIC and Western-Southern Life Assurance Company (WSLAC) since 1989; Chief Executive Officer of WSLIC and
                                WSLAC 1989-1994.


John F. Barrett                 Vice-Chairman of the Board of Columbus Life
                                since 1987; Chief Executive Officer of WSLIC and
                                WSLAC since 1994; President of WSLIC and WSLAC since 1989; Chief Operating Officer of WSLIC and
                                WSLAC 1989-1994.

Lawrence L. Grypp               President and Chief Executive Officer of
                                Columbus Life since 1999; President and Chief
                                Executive Officer of Summit Financial Resources,
                                Inc. 1998-1999; Executive Vice President of
                                Massachusetts Mutual Life Insurance Company
                                1976-1996.

James N. Clark                  Executive Vice President and Secretary of WSLIC
                                and WSLAC since 1997; Executive Vice President,
                                Secretary and Treasurer of WSLIC and WSLAC
                                1996-1997; Executive Vice President and
                                Treasurer of WSLIC and WSLAC 1994-1996.

Paul H. Amato                   Retired President and Chief Executive Officer of
                                Columbus Life. 6216 Whileaway Drive, Loveland,
                                Ohio 45140.

Ralph E. Waldo                  Retired President and Chief Executive Officer of
                                Columbus Life. 3974 Patricia Drive, Columbus,
                                Ohio 43220.

Officers of Columbus Life (other than directors)

The senior officers of Columbus Life, other than the directors named above, and the officers responsible for the variable life operations are described below. Each officer's principal business address is 400 East Fourth Street, Cincinnati, Ohio 45202, unless otherwise noted.

Name                            Principal Occupation (Past 5 years)
----                            -----------------------------------
Clint D. Gibler                 Senior Vice President and Chief Information
                                Officer of Columbus Life, WSLIC and WSLAC since
                                2000; Vice President of Technology of Columbus
                                Life, WSLIC and WSLAC 1996-2000.

Nora E. Moushey                 Senior Vice President and Chief Actuary of
                                Columbus Life, WSLIC and WSLAC since 1999;
                                Senior Vice President of Products and Financial
                                Management of Columbus Life 1993-1998.

James M. Teeters                Senior Vice President of Insurance Operations of
                                Columbus Life, WSLIC and WSLAC since 1999;
                                Senior Vice President of Administration of
                                Columbus Life 1991-1999; Senior Vice President of Administration of WSLIC and WSLAC 1998-1999.

Robert L. Walker                Senior Vice President and Chief Financial
                                Officer of Columbus Life, WSLIC and WSLAC since
                                1998; Chief Financial Officer of National Data
                                Corporation 1997-1998; Senior Vice President and
                                Chief Financial Officer of Providian Corporation
                                1993-1997.

Mark A. Wilkerson               Senior Vice President and Chief Marketing
                                Officer of Columbus Life since 1990.

William F. Ledwin               Vice President of Chief Investment Officer of
                                Columbus Life since 1987; Senior Vice President and Chief Investment Officer of WSLIC and WSLAC since 1989; President of Fort Washington
                                Investment Advisors, Inc. since 1990.

Thomas D. Holdridge             Vice President of Underwriting of Columbus Life
                                since 1980.

Donald J. Wuebbling             Vice President and Secretary of Columbus Life
                                since 1987; Senior Vice President and General
                                Counsel of WSLIC and WSLAC since 1999; Vice
                                President and General Counsel of WSLIC and WSLAC
                                1988-1999.

Edward S. Heenan                Vice President and Comptroller of Columbus Life,
                                WSLIC and WSLAC since 1987.

James J. Vance                  Vice President and Treasurer of Columbus Life,
                                WSLIC and WSLAC since 1999; Treasurer of
                                Columbus Life, WSLIC and WSLAC 1997-1999;
                                Assistant Treasurer of WSLIC and WSLAC
                                1995-1997.

Charles W. Wood, Jr.            Vice President of Sales and Marketing of
                                Columbus Life since 1999; Vice President of
                                Marketing Support of Columbus Life 1998-1999;
                                Regional Vice President of Sales of Ameritas
                                Life Insurance Company 1996-1998.

Mario J. San Marco              Vice President of Columbus Life since 1992; Vice
                                President of WSLIC and WSLAC since 1988.

Donna N. Schenk                 Vice President of Columbus Life since 2000;
                                Assistant Vice President, Agency Administration of Columbus Life 1996 - 2000.

The directors, officers and employees of Columbus Life and Touchstone Securities are bonded in the amount of $12,500,000 by a Financial Institutions Blanket Bond, for dishonest, fraudulent, or criminal acts, wherever committed, and whether committed alone or in collusion with others.

SEPARATE ACCOUNT 1

Columbus Life established Columbus Life Separate Account 1 (Separate Account 1) under Ohio law on September 10, 1998. Separate Account 1 is registered with the SEC as a unit investment trust. We may operate Separate Account 1 as a management investment company or any other form permitted by law. We may also deregister Separate Account 1 if registration with the SEC is no longer required.

Separate Account 1 holds the investments allocated to the Sub-Accounts by the Owners of the Policies. It may also hold assets for the benefit of owners of certain other variable universal life insurance policies that it issues. Separate Account 1 invests the assets of each Sub-Account in an underlying Fund.

Each Sub-Account buys shares of a Fund at net asset value without a sales charge. Dividends and capital gains distributions from a Fund are reinvested at net asset value without a sales charge and held by the Sub-Account as an asset. Each Sub-Account redeems Fund shares at net asset value to the extent necessary to make payment of Death Proceeds or other payments under the Policy.

We own Separate Account 1's assets but we separate Separate Account 1's assets from our general account assets and the assets of our other separate accounts. Liabilities from other businesses we conduct will not be charged to Separate Account 1's assets. We hold Separate Account 1's assets exclusively for the benefit of Owners and beneficiaries of the Policies and any other variable life insurance policies supported by Separate Account 1. We are obligated to pay all benefits provided under the Policies.

The income, capital gains and capital losses of each Sub-Account are credited to or charged against the assets of the Sub-Account without regard to the income, capital gains and capital losses of any other Sub-Account or Columbus Life.

Performance Information

We may include performance information for the Sub-Accounts in advertisements, sales literature and reports to Policy Owners or prospective owners.

We may report performance information in any manner permitted under applicable law. For example, we may report total returns and average annual total returns for the Funds and the Sub-Accounts or present performance information as a change in a hypothetical Policy Owner's Account Value or Death Benefit. The performance information may cover various periods of time, including periods beginning with the start of operations of a Sub-Account or the Fund in which it invests. Performance information may not reflect the deduction of all charges applicable to a particular Policy. For example, performance information may not reflect the deduction of the cost of insurance charge because of the individual nature of this charge. If all charges applicable to a particular Policy were included, performance would be reduced.

You can request a personalized illustration that shows the performance of a hypothetical Policy. The illustration will be based on the hypothetical investment return that you request. The Net Cash Surrender Value provided in the illustration will assume all Fund charges and expenses, all Separate Account 1 charges and all Policy charges are deducted. The Account Value provided in the illustration will assume all charges except the Surrender Charge are deducted. Your Policy's actual investment performance may not be the same as the performance of the hypothetical Policy shown in the illustration. You should not consider any performance information to be an estimate or guarantee of future performance.

We may also compare the performance of a Sub-Account to the performance of other separate accounts or investments as listed in rankings prepared by independent organizations that monitor the performance of separate accounts and other investments. We may also include evaluations of the Sub-Accounts published by nationally recognized ranking services or nationally recognized financial publications.

Voting Rights

Because each Sub-Account invests in a corresponding Fund, Columbus Life is entitled to vote at any meeting of the Fund's shareholders. Columbus Life, on behalf of Separate Account 1, votes the shares of a Fund that are held by a Sub-Account according to the instructions of Policy Owners who have an interest in that Sub-Account on the record date.

If you are entitled to vote, we will ask you for voting instructions at least 14 days before the shareholder meeting. Your voting instructions will apply to a specific number of Fund shares. We will calculate this number by determining the percentage of the Sub-Account that you own and applying this percentage to the total number of Fund shares that the Sub-Account owns.

If we do not receive voting instructions from you, we will vote the shares for which you are entitled to provide instructions in the same proportion as the voting instructions received from Policy Owners who provide instructions. If Columbus Life itself is entitled to vote at the shareholders meeting, it will vote its shares in the same manner.

We may not ask the Policy Owners for voting instructions if the applicable rules and regulations change and permit us to vote the shares of the Fund. We may also change the manner in which we calculate the number of shares for which you can provide voting instructions if the applicable rules and regulations change.

We may disregard the voting instructions of Policy Owners under certain circumstances and state insurance regulators may require us to disregard these instructions under certain circumstances. If we disregard the voting instructions we receive, we will include a summary of our actions in our next report to you.

DISTRIBUTION OF THE POLICIES

Touchstone Securities, Inc. (TSI) is the sole distributor of the Policies. TSI is a wholly-owned subsidiary of WSLAC. TSI is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD) and Securities Investor Protection Corporation (SIPC). The Policy will be sold by registered representatives of TSI who are also licensed as insurance agents and appointed with Columbus Life. The Policy may be offered through other broker-dealers who have entered into agreements with TSI.

Registered representatives may be paid commission of up to 110% of the first year Target Premiums and up to 3% of all premiums in excess of first year Target Premium. Each year thereafter, Columbus Life may pay a commission of 4.5% or less on all premiums paid on a Policy. Each year after the first Columbus Life may also pay a service fee of 0.25% or less of the Account Value, less any Indebtedness. Other allowances and overrides may also be paid. Registered representatives who meet certain profitability and productivity may be eligible for additional compensation.

TAX MATTERS

The following is a summary discussion of certain federal tax matters that apply to your Policy. The following discussion does not purport to be complete or to cover all situations. The discussion is general in nature, and it should not be considered tax advice. You should consult counsel and other competent advisors for more complete information.

The individual situation of each Policy Owner or beneficiary will determine how ownership or receipt of the Policy's proceeds will be treated for purposes of federal estate tax, state inheritance tax and other taxes. Other than the very general overview of the effect of federal estate taxes on the Policy that is contained in the following discussion, the effect of federal estate tax, state inheritance tax and other taxes is generally not discussed herein.

The following discussion is based on federal income tax law and interpretations in effect as of the date of this prospectus and is subject to later changes in such tax law or interpretations. Except as is otherwise expressly noted below, this discussion assumes that you are the Policy Owner and that you are a natural person who is a U.S. citizen and resident. The tax effects on an Owner who is not a natural person, U.S. citizen or U.S. resident may be different than the effects discussed herein.

General

Your Policy will be treated as "life insurance" for federal income tax purposes
(a) if it meets the definition of life insurance under Section 7702 of the Internal Revenue Code of 1986, as amended ("Code"), and (b) for as long as the investments made by the mutual funds available for investment under the Policy satisfy certain investment diversification requirements under Code Section 817(h). We believe that the Policy will meet the statutory definition of life insurance. As a result, the death benefit payable under the Policy will generally be excludable from the beneficiary's gross income, and interest and other income credited under the Policy will not be taxable unless certain withdrawals are made (or are deemed to be made) from the Policy prior to the last surviving Insured's death.

Your Policy will generally be considered under the Code to be a "modified endowment contract" if the Policy meets the requirements of Code Section 7702 but fails the "7-pay test" of Code Section 7702A. A life insurance policy will be classified as a modified endowment contract if premiums are paid more rapidly than allowed by the "7-pay test." The "7-pay test" compares the actual premium paid in the first 7 Policy Years against a pre-determined premium amount as set forth in Code Section 7702A. In addition, if your Policy is issued in exchange for a modified endowment contract, it will be considered a modified endowment contract. Further, if there is a material change to your Policy, like a change in the Policy's death benefit, your Policy may be subjected to a new 7-pay test over a new 7-year period to determine whether the change has caused the Policy to become a modified endowment contract.

Pre-Death Distributions

In general, distributions from a life insurance policy that is not considered a modified endowment contract, during an Insured's lifetime, are treated as nontaxable return of premium, to the extent of premiums previously paid. Aggregate amounts distributed in excess of aggregate premiums paid are generally taxed as ordinary income.

With regard to a loan from a life insurance policy that is not considered a modified endowment contract, proceeds from such a loan will generally not be treated as a taxable distribution. However, in the event a loan is outstanding at the time the Policy is surrendered or lapses, the amount of the outstanding loan balance is treated as a distribution to you, as Policy Owner, and all or part of such distribution may be treated as ordinary income.

If your Policy is a modified endowment contract, the Internal Revenue Code provides special rules for the income taxation of pre-death distributions, including surrenders, loans, collateral assignments and other amounts distributed. Under the Internal Revenue Code, any distribution from the Policy during an Insured's lifetime will generally be taxable to the extent the cash value of the Policy proceeds exceeds, at the time of the distribution, the premiums paid into the Policy. In addition, a 10% penalty tax will apply to the taxable portion of such distributions unless you are over the age of 59 1/2, disabled (as defined under the Code), or the distribution is part of a series of substantially equal periodic payments for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and a beneficiary under the Policy.

If your Policy is not a modified endowment contract, Code Section 7702 places certain restrictions on the amount of premium payments that may be made and the Policy's contract value that can accumulate relative to the death benefit. Where cash distributions are made during the first 15 Policy Years of your Policy which causes a reduction in death benefits, some or all of such distributions may be includible in income pursuant to Code Section 7702(f)(7). You, as Policy Owner, should carefully consider the consequences of initiating any changes in the terms of the Policy.

The policy split option permits a policy to be split into two single life policies upon the occurrence of certain events. It is not clear whether a policy split will be treated as a nontaxable exchange under Section 1035 of the Internal Revenue Code. If a policy split is not treated as a nontaxable exchange, a split could result in the recognition of taxable income in an amount up to any gain in the policy at the time of the split. In addition, it is not clear whether, in all circumstances, the resulting individual contracts would be treated as life insurance contracts for federal income tax purposes, and if so, whether they would be classified as modified endowment contracts. Before the policy

Owner exercises rights provided by the policy split option, it is important to consult a qualified tax advisor regarding the possible consequences of a split.

Amounts received under an accelerated death benefit rider may be excludable from gross income under Section 101(g) in some circumstances, but such amounts are not always excludable. In addition, we reserve the right to modify the accelerated death benefit rider as we deem necessary in order to comply with changes in federal tax law and to preserve the status of your policy as a life insurance contract. You should consult a qualified tax advisor regarding the possible consequences of receiving an accelerated death benefit.

Diversification

As has been noted before, your Policy will be treated as "life insurance" for federal income tax purposes only if, among other things, the investments made by the mutual funds available for investment under the Policy satisfy certain investment diversification requirements under Code Section 817(h).

The U.S. Secretary of the Treasury has issued regulations that implement the investment diversification requirements of Code Section 817(h). If there is a failure to comply with these regulations, your Policy will be disqualified as a life insurance policy under Code Section 7702 and you will be subject to federal income tax on the income under the Policy for the period of disqualification and for subsequent periods, unless the failure was inadvertent, is corrected, and you, as Policy Owner or the issuer pays an amount to the IRS. Separate Account 1, through the Funds, therefore intends to comply with these requirements.

In connection with the issuance of then temporary regulations, the U.S. Secretary of the Treasury has stated that it anticipated the issuance of guidelines that could describe certain circumstances in which your ability as the Owner of your Policy to direct your investments under the Policy to particular Sub-Accounts within Separate Account 1 would cause you, rather than Columbus Life, to be treated as the owner of the assets of Separate Account 1. If you were considered the owner of the assets of Separate Account 1, income and gains from Separate Account 1 would be included in your income for federal income tax purposes. Columbus Life thus reserves the right to amend the Policy in any way necessary to avoid any such result.

As of the date of this prospectus, however, no such guidelines have been issued, although the U.S. Secretary of the Treasury has informally suggested that any such guidelines could limit the number of investment funds or frequency of transfers among such funds. If issued, these guidelines may be applied retroactively.

Estate and Generation Skipping Taxes

Federal estate tax is integrated with federal gift tax under a unified rate schedule. In general, under the law in effect on the date of this prospectus, in 2001, an estate of less than $675,000 (inclusive of certain pre-death gifts) will not incur a federal estate tax liability. In addition, an unlimited marital deduction may be available for federal estate tax purposes to the extent your estate is to be distributed to your surviving spouse.

If you are the last surviving Insured under the Policy, generally the death benefit under the Policy will be includible in your estate for purposes of federal estate tax if: (1) the proceeds were payable to or for the benefit of your estate; (2) you held any "incident of ownership" in the policy at death or at any time within three years of death. In addition, if you are not an Insured under the Policy, and you die before the second Insured, the value of your Policy, as determined under U.S. Secretary of Treasury regulations, is includible in your estate for federal estate tax purposes.

If you as Policy Owner transfer ownership of the Policy to another person, such transfer may be subject to federal gift tax. In addition, if you as Policy Owner transfer ownership to a person two or more generations younger than you, the transfer may be subject to generation-skipping transfer tax. The generation-skipping transfer tax provisions generally apply to transfers that would be subject to the gift and estate tax rules.

Under the law in effect as of the date of this Prospectus, the generation-skipping transfer tax rate is equal to the maximum estate tax rate (currently 55%) and there is a provision for a lifetime exemption amount of $1,060,000 for 2001. Due the complexity of these rules and the changes made in the federal estate, gift and generation-skipping tax laws under the Economic Growth and Tax Relief Reconciliation Act of 2001, you, as Policy Owner, should consult with counsel and other competent advisors regarding such taxes.

Corporate and Qualified Retirement Plan Ownership

There are special tax issues for corporate and qualified retirement plan Owners:

o If the Policy is purchased by a trust or other entity that forms part of a qualified retirement plan that is qualified as a tax-favored plan under Code Section 401(a) for the benefit of participants covered under the plan, special tax treatment will apply to the Policy.
o Using your Policy to fund deferred compensation arrangements for employees has special tax consequences.
o Corporate ownership of the Policy may affect your liability under the alternative minimum tax.

You should consult with counsel and other competent advisors regarding these matters.

Withholding

Payments received by you from your Policy (other than the payment of a tax-free death benefit under the Policy) are generally subject to federal income tax withholding, except that you are generally permitted to elect not to have federal income taxes withheld from such payments if you notify us in a timely manner that you are making this election (and meet certain reporting requirements as to such election). A distribution from a modified endowment contract may be subject to mandatory back-up withholding (which cannot be waived) if no taxpayer identification number is provided to Columbus Life or if the IRS notifies Columbus Life that back-up withholding is required. The mandatory back-up withholding rate is currently 31% of the income that is distributed.

Taxation of Columbus Life

Columbus Life is taxed as a life insurance company under federal income tax laws. Columbus Life does not initially expect to incur any income tax on the earnings or the realized capital gains attributable to Separate Account 1. If, in the future, Columbus Life determines that Separate Account 1 may incur federal income taxes, then it may assess a charge against the Sub Accounts for those taxes. Any charge will reduce your Policy's Account Value.

We may have to pay state, local or other taxes in addition to premium taxes. At present, these taxes are not substantial. If they increase, charges may be made for such taxes when they are attributable to Separate Account 1 or allocable to your Policy.

In addition, certain funds in which the Sub-Accounts are invested may elect to pass through to Columbus Life taxes withheld by foreign taxing jurisdictions of foreign source income. Such an election may result in additional taxable income and income tax to Columbus Life, which could result in charges being made for such taxes. The amount of the additional income tax, however, may be more than offset by credits for the foreign taxes withheld that are also passed through. These credits may provide a benefit to Columbus Life.

LEGAL MATTERS

Columbus Life and its affiliates are or may become involved in various legal actions in the normal course of business. Although there can be no assurances, as of the date of this prospectus, Columbus Life does not anticipate that the ultimate liability arising from potential, pending or threatened legal actions, after consideration of provisions made for estimated losses and costs of defense, will have a material adverse effect on the financial condition or operating results of Columbus Life. As of the date of this prospectus, neither Columbus Life, Separate Account 1, nor Touchstone Securities, Inc., is involved in any legal or administrative proceedings that are material to the Policies.

The validity of the interests under the Contracts offered hereby has been passed upon by Counsel of Columbus Life.

EXPERTS

Ernst & Young LLP, independent auditors, have audited the financial statements of Columbus Life Insurance Company Separate Account 1 and Columbus Life Insurance Company at December 31, 2000, and for the periods then ended, as set forth in their reports. We have included our financial statements in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

Actuarial matters in the prospectus have been examined by Ms. Nora Moushey, FSA, MAAA, as stated in her opinion filed as an exhibit to the registration statement.

FINANCIAL STATEMENTS

This prospectus contains financial statements for Separate Account 1 and financial statements of Columbus Life. The financial statements of Columbus Life included in this prospectus are relevant only for the purpose of showing the ability of Columbus Life to meet its contractual obligations under the Policies. The financial statements of Columbus Life do not show or contain any information about the investment performance of Separate Account 1.

                                     PART II

              INFORMATION NOT REQUIRED TO BE FILED IN A PROSPECTUS

Undertaking to File Reports

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

Information and Undertaking Pursuant to Rule 484(b)(1) under the Securities Act of 1933

The Code of Regulations of Columbus Life Insurance Company provides in Article VI that:

                                   ARTICLE VI
                          Indemnification and Insurance

         Section 1. Indemnification. To the fullest extent not prohibited by applicable law, the corporation shall indemnify each director, officer and employee against any and all costs and expenses (including attorney fees, judgments, fines, penalties, amounts paid in settlement, and other disbursements) actually and reasonably incurred by or imposed upon such director, officer or employee in connection with any action, suit, investigation or proceeding (or any claim or other matter therein), whether civil, criminal, administrative or otherwise in nature, including any settlements thereof or any appeals therein, with respect to which such director, officer or employee is named or otherwise becomes or is threatened to be made a party by reason of being or at any time having been a director, officer or employee of the corporation, or, at the direction or request of the corporation, a director, trustee, officer, administrator, manager, employee, adviser or other agent of or fiduciary for any other corporation, partnership, trust, venture or other entity or enterprise including any employee benefit plan; provided, however, that no person shall be indemnified to the extent, if any, that the directors, acting at a meeting at which a quorum of directors who are not parties to or threatened with any such action, suit, investigation or proceeding, determine that such indemnification is contrary to applicable law.

         Any director who is a party to or threatened with any such action, suit, investigation or proceeding shall not be qualified to vote; and if for this reason a quorum of directors, who are not disqualified from voting by reason of being parties to or threatened with such action, suit, investigation or proceeding, cannot be obtained, such determination shall be made by three attorneys at law, who have not theretofore represented the corporation in any matter and who shall be selected by all of the officers and directors of the corporation who are not parties to or threatened with any such action, suit, investigation or proceeding. If there are no officers or directors who are qualified to make such selection, the selection shall be made by a Judge of the Court of Common

         Pleas of Hamilton County, Ohio. Such indemnification shall not be deemed exclusive of any other right to which such director, officer or employee may be entitled under the Articles of Incorporation, this Code of Regulations, any agreement, any insurance purchased by the corporation, vote of shareholders or otherwise.

         Section 2. Insurance. The Board of Directors of the corporation may secure and maintain such policies of insurance as it may consider appropriate to insure any person who is serving or has served as a director, officer or employee of the corporation, or who is serving or has served at the request of the corporation as a director, trustee, officer, manager, employee, adviser or other agent of or fiduciary for any other corporation, partnership, trust, venture, or other entity or enterprise including any employee benefit plan against any liability asserted against and incurred by such person.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Representation Regarding the Reasonableness of Aggregate Fees and Charges Deducted under Policies Pursuant to Section 26(e)(2)(A) of the Investment Company Act of 1940

Pursuant to Section 26(e) of the Investment Company Act of 1940, as amended, Columbus Life Insurance Company represents that, with respect to the Policies registered with the Securities and Exchange Commission by this Registration Statement, as it may be amended, and offered by the Prospectus included in the Registration Statement, all fees and charges imposed for any purpose and in any manner and deducted under the Policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Columbus Life Insurance Company.



                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

          The facing sheet

          Reconciliation and Tie between the Items in Form N-8B-2 and the Prospectus

          The Prospectus consisting of __39__ pages

         The undertaking to file reports

         Other undertakings and representations

         The signatures

         Written consents

         The following exhibits:

     1.   Exhibits required by Article IX, paragraph A, of Form N-8B-2:

     (1) Resolution of Board of Directors of the Columbus Life Insurance Company dated September 10, 1998 authorizing the establishment of the Separate Account(1)

     (2)  Not applicable

     (3) (a) (i) Distributor Agreement between the Columbus Life Insurance Company, on behalf of Separate Account 1, and Touchstone Securities, Inc. (2)

              (ii) Addendum to Schedule A of Distributor Agreement between the Columbus Life Insurance Company, on behalf of Separate Account 1, and Touchstone Securities, Inc., and its affiliated insurance agencies (to be filed by pre-effective amendment)

              (iii) Supplemental Addendum to Schedule A of Distributor Agreement between the Columbus Life Insurance Company, on behalf of Separate Account 1, and Touchstone Securities, Inc., and its affiliated insurance agencies. (to be filed by pre-effective amendment)

          (b) (i) Form of General Agency Agreement by and between Touchstone Securities, Inc., its affiliated insurance agencies, a broker-dealer and a life agency (3)

               (ii) Commission Schedule to Form of General Agency Agreement by and between Touchstone Securities, Inc., its affiliated insurance agencies, a broker-dealer and a life agency (to be filed by pre-effective amendment)

               (iii) Form of Broker-Dealer Sales Agreement by and between Touchstone Securities, Inc., Columbus Life Insurance Company and a broker-dealer (to be filed by pre-effective amendment)

          (c) Form of override Commission Schedule (to be filed by pre-effective amendment)

     (4)      Not applicable

     (5) (a) Form of Survivorship Variable Universal Life Insurance Policy issued by Columbus Life Insurance Company (filed herewith)

          (b) Form of Accelerated Death Benefit Rider (3)

          (c) Form of Other Insured Rider (to be filed by pre-effective amendment)

          (d) Form of Accelerated Death Benefit Plus Rider (3)

          (e) Form of Extended Coverage Benefit Rider (to be filed by pre-effective amendment)

          (f) Form of Extended No-Lapse Guarantee Rider (to be filed by pre-effective amendment)

          (g) Form of Additional Life Rider (to be filed by pre-effective amendment)

     (6) (a) (i) Certificate of Incorporation of the Columbus Life Insurance Company (5)

              (ii) Certificate of Amendment of Articles of Incorporation of Columbus Life Insurance Company (5)

          (b) Code of Regulations of the Columbus Life Insurance Company (5)

     (7)  Not applicable

     (8) (a) (i) Fund Participation Agreement between Columbus Life Insurance Company and Touchstone Variable Series Trust (5)

              (ii) Amended Exhibit B to the Fund Participation Agreement between Columbus Life Insurance Company and Touchstone Variable Series Trust (6)

              (iii) Amendment to Fund Participation Agreement between Columbus Life Insurance Company and Touchstone Variable Series Trust (6)

              (iv) Amended Exhibit A to the Fund Participation Agreement between Columbus Life Insurance Company and Touchstone Variable Series Trust (to be filed by pre-effective amendment)

          (b) (i) Fund Participation Agreement by and between Deutsche Asset Management VIT Funds, Bankers Trust Company and Columbus Life Insurance Company
(3)

              (ii) Amendment No.1 to the Fund Participation Agreement by and between Deutsche Asset Management VIT Funds, Bankers Trust Company and Columbus Life Insurance Company (3)

              (iii) Amendment No. 2 to the Fund Participation Agreement by and between Deutsche Asset Management VIT Funds, Bankers Trust Company and Columbus Life Insurance Company (6)

          (c) (i) Administrative Services letter between Bankers Trust Company and Columbus Life Insurance Company (3)

              (ii) Amendment No.1 to the Administrative Services letter between Bankers Trust Company and Columbus Life Insurance Company (3)

              (iii) Amendment No. 2 to the Administrative Services letter between Bankers Trust Company and Columbus Life Insurance Company (6)

          (d) (i) Janus Aspen Series Fund Participation Agreement (Service Shares) between Janus Aspen Series and Columbus Life Insurance Company (3)

              (ii) Amendment No. 1 to Fund Participation Agreement between Janus Aspen Series and Columbus Life Insurance Company (7)

              (iii) Amendment No. 2 to Fund Participation Agreement between Janus Aspen Series and Columbus Life Insurance Company (to be filed by pre-effective amendment)

          (e) Distribution and Shareholder Services Agreement, Service Shares of Janus Aspen Series (for Insurance Companies), by and between Janus Distributors, Inc. and Columbus Life Insurance Company (3)

          (f) (i) Amended and Restated Participation Agreement among MFS Variable Insurance Trust, Columbus Life Insurance Company and Massachusetts Financial Services Company (3)

              (ii) Amendment No. 1 to Amended and Restated Participation Agreement among MFS Variable Insurance Trust, Columbus Life Insurance Company and Massachusetts Financial Services Company (to be filed by pre-effective amendment)

          (g) Participation Agreement among The Legends Fund, Inc., Touchstone Securities, Inc. and Columbus Life Insurance Company (3)

          (h) Service Agreement between Fidelity Investments Institutional Operations Company, Inc. and Columbus Life Insurance Company (3)

          (i) Service Contract between Fidelity Distributors Corporation and Columbus Life Insurance Company (3)

          (j) (i) Participation Agreement Among Variable Insurance Products Funds, Fidelity Distributors Corporation and Columbus Life Insurance Company (3)

              (ii) Amendment No. 1 to Participation Agreement Among Variable Insurance Products Funds, Fidelity Distributors Corporation and Columbus Life Insurance Company (to be filed by pre-effective amendment)

          (k) (i) Letter Agreement between OppenheimerFunds, Inc. and Columbus Life Insurance Company (3)

              (ii) Amendment No. 1 to Letter Agreement between OppenheimerFunds, Inc. and Columbus Life Insurance Company (to be filed by pre-effective amendment)

          (l) (i) Participation Agreement among Oppenheimer Variable Account Funds, OppenheimerFunds, Inc. and Columbus Life Insurance Company (3)

              (ii) Amendment No. 1 to Participation Agreement among Oppenheimer Variable Account Funds, OppenheimerFunds, Inc. and Columbus Life Insurance Company (to be filed by pre-effective amendment)

          (m) (i) Participation Agreement among Panorama Series Fund, Inc., OppenheimerFunds, Inc. and Columbus Life Insurance Company (3)

              (ii) Amendment No. 1 to Participation Agreement among Panorama Series Fund, Inc., OppenheimerFunds, Inc. and Columbus Life Insurance Company (to be filed by pre-effective amendment)

          (n) Administrative Services Agreement between Massachusetts Financial Services Company, Western-Southern Life Assurance Company, and Columbus Life Insurance Company (3)

          (o) Sub-license Agreement by and between Fidelity Distributors Corporation and Columbus Life Insurance Company (3)

     (9)  Not Applicable

     (10) (a) Form of Columbus Life Insurance Company Application for Life Insurance (3)

          (b) Form of Columbus Life Insurance Company Supplement to Application for Life Insurance to be Completed When Applying for Flexible Premium Variable Universal Life (3)

          (c) Alternative form of Columbus Life Insurance Company Application for Life Insurance (to be filed with pre-effective amendment)

     (11) Description of Issuance, Transfer and Redemption Procedures and Method of Conversion to Fixed Benefit Policies for Columbus Life Flexible Premium SurvivorshipVariable Universal Life Insurance Policies Offered by Columbus Life Insurance Company Separate Account 1 of Columbus Life Insurance Company (to be filed by pre-effective amendment)

     2.   Opinion and Consent of Counsel (filed herewith)

     3.   None

     4.   Not Applicable

     5.   Not required

     99.(1) Actuarial Opinion and Consent (to be filed with pre-effective amendment)

     99.(2) Consent of Ernst & Young LLP (to be filed with pre-effective amendment)

     99.(3) Powers of Attorney (filed herewith)


(1) Incorporated by reference to the Registration Statement on Form S-6, File No. 333-78489, filed May 14, 1999.

(2) Incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form S-6, File No. 333-78489, filed May 1, 2000.

(3) Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement, File No. 333-47940, filed February 7, 2001.

(4) Incorporated by reference to the Registration Statement, File No. 333-47940, filed October 13, 2000.

(5) Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form S-6, File No. 333-78489, filed August 19, 1999.

(6) Incorporated by reference to Post-Effective Amendment No. 2 to the Registration Statement on Form S-6, File No. 333-78489, filed on April 26, 2001.

(7) Incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form S-6, File No. 333-47940, filed April 26, 2001.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Columbus Life Insurance Company Separate Account 1, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Cincinnati and State of Ohio, on the 14th day of November, 2001.

                              COLUMBUS LIFE INSURANCE COMPANY SEPARATE ACCOUNT 1

                              By: COLUMBUS LIFE INSURANCE COMPANY


                              By: /s/ Lawrence L. Grypp
                                  --------------------------------------
                                  Lawrence L. Grypp
                                  President and Chief Executive Officer


         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

                                  Principal Executive Officer:


                                  /s/ Lawrence L. Grypp
                                  --------------------------------------
                                  Lawrence L. Grypp
                                  President and Chief Executive Officer
                                  November 14, 2001


                                  Principal Accounting and Financial Officer:


                                  /s/ Robert L. Walker
                                  --------------------------------------
                                  Robert L. Walker
                                  Chief Financial Officer
                                  November 14, 2001

                                  Directors:
                                  William J. Williams*
                                  John H. Barrett*
                                  Lawrence L. Grypp
                                  Paul H. Amato*
                                  James N. Clark*

                                  By: /s/ Lawrence L. Grypp
                                       ---------------------------------
                                      Lawrence L. Grypp
                                      individually and as attorney in fact*
                                      for each Director
                                      November 14, 2001

                                  EXHIBIT INDEX


EXHIBIT NO.       DESCRIPTION                                               PAGE
-----------       -----------                                               ----

1.(5)(a) Form of Survivorship Variable Universal Life Insurance Policy issued by Columbus Life Insurance Company

2.               Opinion of Counsel

99.(3)           Powers of Attorney








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